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SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
Under Section 14(d)(4) of The Securities Exchange Act of 1934

TRIANGLE PHARMACEUTICALS, INC.
(Name of Subject Company)

TRIANGLE PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

89589H 10 4 (Common Stock)
(CUSIP Number of Class of Securities)

R. Andrew Finkle
Executive Vice President and General Counsel
Triangle Pharmaceuticals, Inc.
4 University Place
4611 University Drive
Durham, North Carolina 27707
(919) 493-5980
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of The Person(s) Filing Statement)

COPIES TO:

Gerald F. Roach, Esq. Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan L.L.P. 2500 First Union Capitol Center Raleigh, North Carolina 27601 (919) 821-1220	C. William Baxley, Esq. King & Spalding 191 Peachtree Street Atlanta, Georgia 30303 (404) 572-4600

ITEM 1. SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Triangle Pharmaceuticals, Inc., a Delaware corporation ("Triangle"). The address of the principal executive offices of Triangle is 4 University Place, 4611 University Drive, Durham, North Carolina 27707. The telephone number of Triangle at that address is (919) 493-5980.

        (b)    Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of Triangle (the "Common Stock" or the "Shares"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1999, between Triangle and American Stock Transfer & Trust Company (the "Rights Agent"), as amended by that certain Amendment to Rights Agreement, dated as of June 2, 1999, that certain Amendment to Rights Agreement, dated as of August 24, 2001, that certain Amendment to Rights Agreement, dated as of July 30, 2002 and that certain Amendment to Rights Agreement, dated as of December 3, 2002 (as amended, the "Rights Agreement"). As of December 3, 2002, there were 76,904,133 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)    Name and Address.    The name, address and telephone number of Triangle, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b)    Tender Offer.    This Schedule 14D-9 relates to a tender offer by Simbolo Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation ("Gilead"), disclosed in a Tender Offer Statement on Schedule TO, dated December 16, 2002 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock at a purchase price of $6.00 per share, net to the seller in cash (without interest) (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2002 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on December 16, 2002. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Triangle stockholders concurrently with this Schedule 14D-9.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 3, 2002 (the "Merger Agreement"), by and among the Purchaser, Gilead and Triangle. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), on a date to be designated by Gilead, which shall be no later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Triangle (the "Merger"), and each share of Common Stock then outstanding (other than Shares owned by Gilead, the Purchaser, Triangle or any wholly-owned subsidiary of Gilead or Triangle, or by any stockholder of Triangle who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive the Offer Price, without interest. Following the Merger, Triangle will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Gilead. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. A summary of the material terms of the Merger Agreement is set forth in Section 12 —"Purpose of the Offer and the Merger; Plans for Triangle; The Merger Agreement; The Stockholder Agreements; The

Convertible Loan" in the Offer to Purchase which is filed as Exhibit (a)(1)(A) hereto, and is incorporated herein by reference.

        The Purchaser was organized by Gilead to acquire Triangle and has not conducted any unrelated activities since its organization. The principal executive offices of Gilead and the Purchaser are located at 333 Lakeside Drive, Foster City, California 94404. The telephone number of Gilead and the Purchaser at that address is (650) 574-3000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as set forth in this Item 3, or as incorporated by reference herein, to the knowledge of Triangle, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Triangle or its affiliates and: (1) its executive officers, directors or affiliates; or (2) Gilead, the Purchaser or their respective subsidiaries, and any of their executive officers, directors or affiliates.

        In considering the recommendation of the board of directors of Triangle (the "Board") set forth in Item 4 below, and the fairness of the consideration to be received by Triangle's stockholders in the Offer and the Merger, Triangle's stockholders should be aware that certain members of Triangle's management and certain members of the Board have interests in the Offer and the Merger which are set forth or incorporated by reference herein and which may present them with certain potential conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other factors described in Item 4 below.

Interests of Executive Officers, Directors and Affiliates

        Current Employment Agreements with Executive Officers.    Triangle has entered into employment agreements with its executive officers. The Merger Agreement provides that Triangle will use reasonable efforts to obtain and deliver to Gilead, effective as of the completion of the Merger, the resignation of each officer and director of Triangle as an officer or director (but not as an employee), other than such directors that have been appointed to the Board by Gilead, and that, with respect to each officer, such resignation shall be deemed to be a termination by Triangle without cause upon a change in control for the purpose of such officer's employment agreement. These resignations will trigger certain severance and change in control payments, which are discussed in more detail in the Information Statement (the "Information Statement") provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, that is attached as Schedule I hereto and is incorporated herein by reference. The Merger Agreement provides for continued employment of Triangle's employees who are employed at the effective time of the Merger on the terms specified therein.

        Severance Arrangements with Executive Officers.    Triangle entered into employment agreements with Daniel G. Welch, its Chairman and Chief Executive Officer, and Chris A. Rallis, its President and Chief Operating Officer, which provide for certain severance payments that may be triggered by the transactions contemplated by the Merger Agreement. Triangle's Compensation Committee has agreed that Triangle will pay in 2002 a portion of the severance payment that would otherwise be payable to Mr. Welch under his employment agreement in 2003 upon completion of the transactions contemplated by the Merger Agreement. Mr. Welch has agreed that if the transactions contemplated by the Merger Agreement are not completed, such payment will be deemed to be a pre-payment of the salary and bonus otherwise due to him in 2003, and that he will forgo receipt of any salary and bonus until such time as the amount forgone is equal to the amount of the pre-payment. Triangle's Compensation Committee will consider and determine whether the transactions contemplated by the Merger Agreement constitute a "change in control," as such term is defined in Mr. Rallis' employment agreement, that has occurred prior to December 31, 2002, and that would trigger the payment of certain severance arrangements to Mr. Rallis in addition to the severance he is owed upon termination of such agreement on December 31, 2002.

        Treatment of Stock Options and Employee Stock Purchase Plan.    The Merger Agreement provides that, at the effective time of the Merger, Gilead will cause each option to purchase shares of Common Stock, whether granted under Triangle's Amended and Restated 1996 Stock Incentive Plan (the "Plan"), assumed by Triangle in connection with any merger, acquisition or similar transaction or otherwise issued or granted (a "Triangle Option" or "Triangle Options"), that is outstanding and unexercised immediately prior to the effective time of the Merger, whether or not vested and whether or not the exercise price of the Triangle Option is in excess of the Offer Price, to become an option to purchase common stock of Gilead ("Gilead Common Stock") by assuming the Triangle Option in accordance with, and to the extent permitted by, the terms, as in effect on December 3, 2002, of the stock incentive plan under which such Triangle Option was issued and the terms of the stock option agreement by which such Triangle Option is evidenced. From and after the effective time of the Merger, (1) each Triangle Option assumed by Gilead may be exercised solely for shares of Gilead Common Stock, (2) the number of shares of Gilead Common Stock subject to each Triangle Option assumed by Gilead will be equal to the number of shares of Common Stock subject to the Triangle Option immediately prior to the effective time of the Merger multiplied by the Conversion Ratio (as defined below), rounding down to the nearest whole share, (3) the per share exercise price under each Triangle Option assumed by Gilead shall be adjusted by dividing the per share exercise price under the Triangle Option by the Conversion Ratio and rounding up to the nearest whole cent and (4) any restriction on the exercise of any Triangle Option assumed by Gilead shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Triangle Option will otherwise remain unchanged, except for any change triggered by the transactions contemplated by the Merger Agreement under the express terms (as in effect on December 3, 2002) of the stock incentive plan under which such Triangle Option was issued and the terms of the stock option agreement by which such Triangle Option is evidenced. The "Conversion Ratio" means the ratio of (x) the Offer Price to (y) the closing price per share of Gilead Common Stock as quoted on The Nasdaq Stock Market on the trading day immediately preceding the date on which the Merger becomes effective.

        The Merger Agreement also provides that Gilead must file with the SEC, no later than 30 days after the date on which the Merger is completed, a registration statement on Form S-8 relating to the shares of Gilead Common Stock issuable with respect to the Triangle Options assumed by Gilead in accordance with the Merger Agreement.

        If the assumption of any Triangle Option in the manner described in the Merger Agreement is not permitted under the terms of the stock incentive plan under which such Triangle Option was issued as construed by the plan administrator prior to the first date on which the Purchaser accepts any shares of Common Stock for payment pursuant to the Offer, then the Merger Agreement provides that Gilead will not be required to assume such Triangle Option in the manner described in the Merger Agreement, and Gilead will instead be entitled to cause such Triangle Option to be treated in a manner permitted by the terms of such stock incentive plan. Notwithstanding the above, in lieu of assuming an outstanding Triangle Option in accordance with the Merger Agreement, Gilead may elect to cause such option to be replaced by issuing a reasonably equivalent replacement Gilead stock option in substitution therefor.

        Pursuant to the terms of the Plan and stock option agreements in effect prior to the execution of the Merger Agreement, each Triangle Option granted under the Plan's salary investment option grant program or automatic option grant program will vest and become exercisable immediately upon the effective time of the Merger, and except to the extent otherwise provided in an employee's employment agreement, each Triangle Option granted under the Plan's discretionary option grant program will vest and become exercisable only upon an Involuntary Termination (as defined in the Plan) within twelve months of the effective time of the Merger.

        The Merger Agreement provides that Triangle's 1996 Employee Stock Purchase Plan (the "ESPP") shall be terminated as of the effective time of the Merger. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by treating the last business day prior to the effective time of the Merger as the last day of the offering period and by making other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating the shortened offering period as a fully effective and completed offering period for all purposes under the ESPP.

        For additional discussion of the treatment of Triangle Options and the ESPP, see Section 12—"Purpose of the Offer and the Merger; Plans for Triangle; The Merger Agreement; The Stockholder Agreements; The Convertible Loan" in the Offer to Purchase, which has been filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference.

        Controlling Stockholders.    As of December 3, 2002, Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") owned approximately 30.4% of the outstanding shares of Common Stock. For so long as Warburg Pincus continues to own at least 17,538,665 shares of Common Stock or at least 10% of the outstanding shares of Common Stock, Warburg Pincus has the right to designate two people to serve as members of the Board and, as long as it continues to own at least 5,846,222 shares of Common Stock and at least 10% of the outstanding shares of Common Stock, Warburg Pincus has the right to participate in any sales of equity securities by Triangle, other than sales in connection with a registered underwritten offering, a merger or similar transaction or a stock option or similar plan, in proportion to the percentage of all outstanding securities of Triangle held by Warburg Pincus at the time of the transaction. Warburg Pincus declined to exercise its right to purchase any portion of the 7.50% Convertible Promissory Note that is discussed in the section entitled "Convertible Note" in this Schedule 14D-9. For so long as Warburg Pincus continues to own at least five percent of the outstanding shares of Common Stock, Warburg Pincus will have the right to designate one person to serve as a member of the Board. In addition, as of December 3, 2002, Abbott Laboratories ("Abbott") owned approximately 10.3% of the outstanding shares of Common Stock. As controlling stockholders, Abbott and Warburg Pincus are able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Triangle that may be favored by other stockholders. Warburg Pincus has executed a Stockholder Agreement with the Purchaser and Gilead under which it has agreed to tender its shares in the Offer and vote its shares in accordance with the terms of that agreement. See "Stockholder Agreements" below for a description of the Stockholder Agreements.

        Officer and Director Indemnification.    The Merger Agreement provides that all rights to indemnification by Triangle in favor of the officers and directors of Triangle as of December 3, 2002 (the "Indemnified Persons") for their acts and omissions occurring prior to the effective time of the Merger, as provided in Triangle's bylaws (as in effect on December 3, 2002) and in the indemnification agreements between Triangle and the Indemnified Persons (as in effect on December 3, 2002), shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law. In this regard, Triangle has entered into indemnity agreements with each of its officers and directors. These agreements require indemnification of Triangle's officers and directors, in most cases, for any and all legal expenses (including attorneys' fees) and certain other liabilities incurred by the director or officer, subject to certain limitations, and to the fullest extent as may be provided by Triangle's bylaws or the DGCL. These agreements also require the advancement of expenses by Triangle in connection with any action or proceeding to which (1) the director or officer is a party or is threatened to be made a party by reasons of his or her status as a director or officer unless such officer or director has commenced the action as a plaintiff and such action is not specifically approved by the Board or (2) the director or officer is a party to any proceeding brought by Triangle that is also approved by a majority of the Board, which alleges a willful and deliberate breach in bad faith of the director's or officer's duty to Triangle and its stockholders. In addition, the agreements require that for six years after the effective time of an acquisition or merger of Triangle with or into another entity, Triangle shall (i) cause the acquiring or surviving corporation to indemnify, defend and hold harmless, and provide advancement of expenses to the present and former directors and officers of Triangle for those acts or omissions occurring prior to the acquisition in accordance with the indemnity agreement and to the fullest extent permitted by law and (ii) use its best efforts to provide directors' and officers' liability insurance on the terms of Triangle's then current directors' and officers' liability insurance policy in effect at the effective time of such merger or acquisition.

        The Merger Agreement also provides that from the completion of the Merger until the sixth anniversary of the completion of the Merger, Gilead shall cause the Surviving Corporation to, and the Surviving Corporation will maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the effective time of the Merger, the existing policy of directors' and officers' liability insurance maintained by Triangle as of December 3, 2002 (the "D&O Insurance"); provided, that (1) the Surviving Corporation may substitute for the D&O Insurance a policy or policies of comparable coverage, and (2) the Surviving Corporation will not be required to pay annual premiums for the D&O Insurance (or any substitute policies) in excess of $1.25 million in the aggregate. If any future annual premiums for the D&O Insurance (or any substitute policies) exceed in the aggregate $1.25 million, the Surviving Corporation will be entitled to reduce the amount of coverage of the D&O Insurance (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to $1.25 million.

        In addition, the Merger Agreement provides that if Gilead or any of its successors or assigns (1) consolidates with or merges into any other party and is not the continuing or surviving corporation of such consolidation or merger, or (2) transfers or conveys all or substantially all of its properties and assets to any party, then, to the extent necessary to effectuate the purposes of the provisions of the Merger Agreement described in the prior two paragraphs, proper provisions will be made so that the successors and assigns of Gilead assume the obligations in these provisions of the Merger Agreement, and none of the actions described above in (1) or (2) of this paragraph will be taken until such provisions are made.

The Merger Agreement

        A summary of the material terms of the Merger Agreement is set forth in Section 12—"Purpose of the Offer and the Merger; Plans for Triangle; The Merger Agreement; The Stockholder Agreements; The Convertible Loan" in the Offer to Purchase which is filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference. The summaries of the Merger Agreement contained herein and in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(l) hereto and is incorporated herein by reference.

Stockholder Agreements

        Concurrently with or following the execution and delivery of the Merger Agreement, the Purchaser and Gilead entered into Stockholder Agreements, dated as of December 3, 2002 (the "Stockholder Agreements"), with each of the following stockholders and directors (acting in their respective capacities as securityholders of Triangle) (collectively, the "Tendering Stockholders"):

        Standish M. Fleming
Forward Ventures II, L.P.
Forward Ventures III, L.P.
Forward Ventures IV, L.P.
Forward Ventures IV B, L.P.
Forward II Associates, L.P.
Fleming Family Trust

Fleming Family Children's Trust
Henry G. Grabowski
Grabowski Associates Pension Plan
Jonathan S. Leff
Warburg Pincus Private Equity VIII, L.P.
George McFadden
Carol McFadden
Elizabeth Cutting McFadden Trust
Wilhelmina Josephine McFadden 1995 Trust
GEM Trust
Bijou Trust
Alexander B. McFadden Trust
Stewart J. Hen
Anthony B. Evnin
Venrock Associates
Venrock Associates II, L.P.
Daniel G. Welch
Dennis Gillings
QFinance, Inc.

        Pursuant to the Stockholder Agreements, the Tendering Stockholders agreed to tender into the Offer an aggregate of 31,574,469 Shares currently owned by the Tendering Stockholders (the "Committed Shares") and any other Shares subsequently acquired by the Tendering Stockholders. The Committed Shares represent approximately 41% of the total outstanding shares of Common Stock as of December 3, 2002.

        The following stockholders:

        Forward Ventures II, L.P.
Forward Ventures III, L.P.
Forward Ventures IV, L.P.
Warburg Pincus Private Equity VIII, L.P.
George McFadden
Alexander B. McFadden Trust
Venrock Associates
Venrock Associates II, L.P.
QFinance, Inc.

representing in the aggregate 30,906,949 Shares and approximately 40% of the total outstanding shares of Common Stock as of December 3, 2002, have also agreed in their respective Stockholder Agreements (in addition to the obligation to tender their Committed Shares in the Offer) to vote their Committed Shares at any meeting of the stockholders of Triangle, or in any written action by consent of stockholders of Triangle, in the following manner: (1) in favor of the Merger, the execution and delivery by Triangle of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing, (2) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Triangle in the Merger Agreement and (3) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Triangle or any subsidiary of Triangle, (b) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of Triangle or any subsidiary of Triangle, (c) any reorganization, recapitalization, dissolution or liquidation of Triangle or any subsidiary of Triangle, (d) any change in a majority of the board of directors of Triangle, (e) any amendment to Triangle's certificate of incorporation or bylaws, (f) any material change in Triangle's capitalization or corporate structure, and (g) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Stockholder Agreement.

        Each Stockholder Agreement provides that the Tendering Stockholder shall not directly or indirectly, sell, pledge, encumber, grant an option with respect to, transfer or dispose of any interest in the Committed Shares or any other securities of Triangle beneficially owned by the Tendering Stockholder, or enter into an agreement to sell, pledge, encumber, grant an option with respect to, transfer or otherwise dispose of any Committed Shares or any other securities of Triangle beneficially owned by the Tendering Stockholder to any person other than Gilead or the Purchaser. Notwithstanding the foregoing, each Stockholder Agreement does not prohibit a transfer of Common Stock by a Tendering Stockholder if the Tendering Stockholder: (1) is an individual (x) to any member of the Tendering Stockholder's immediate family or to a trust for the benefit of the Tendering Stockholder or any member of the Tendering Stockholder's immediate family or (y) upon the death of the Tendering Stockholder; or (2) is a partnership or limited liability company, to one or more partners or members of the Tendering Stockholder or to an affiliated person under common control with the Tendering Stockholder, provided, that prior to any transfer permitted in clause (1) or (2) the transferee agrees in writing to be bound by all of the terms of the applicable Stockholder Agreement.

        Each Stockholder Agreement with voting provisions provides that the Tendering Stockholders shall not (1) deposit the Committed Shares or any other securities of Triangle beneficially owned by the Tendering Stockholder into a voting trust or (2) grant a proxy or enter into a voting agreement or similar agreement with respect to the Committed Shares or any other securities of Triangle beneficially owned by the Tendering Stockholder.

        In addition, each Stockholder Agreement with voting provisions provides that the Tendering Stockholder will deliver a proxy, irrevocable to the fullest extent permissible by law, with respect to the Committed Shares, any other Shares beneficially owned by the Tendering Stockholder and any other shares which the record holder executing the proxy may acquire.

        Each Stockholder Agreement (through a reference to the nonsolicitation and related provisions of the Merger Agreement) provides that, during the term of the Stockholder Agreement the Tendering Stockholder shall not, directly or indirectly, and the Tendering Stockholder will prohibit any officer, director, employee, agent, attorney, accountant, advisor or representative of the Tendering Stockholder from (1) soliciting, initiating, encouraging, inducing or facilitating the making, submission or announcement of an Acquisition Proposal (as defined in the Merger Agreement) or taking any action that could reasonably be expected to lead to an Acquisition Proposal, (2) furnishing any person any information in connection with or in response to an Acquisition Proposal that could reasonably lead to an Acquisition Proposal, (3) engaging in any discussions or negotiations with any person with respect to an Acquisition Proposal, (4) approving, endorsing or recommending any Acquisition Proposal or (5) entering into a letter of intent or similar document relating to an Acquisition Proposal. Each Tendering Stockholder agreed to immediately cease and discontinue and ensure that any officer, director, employee, agent, attorney, accountant, advisor or representative of the Tendering Stockholder immediately cease and discontinue any existing discussions with any person relating to any Acquisition Proposal. However, if the Tendering Stockholder, or any representative of the Tendering Stockholder is a member of the Board, such director may take certain actions in his capacity as a director as permitted by certain provisions of the Merger Agreement.

        In addition, pursuant to the Stockholder Agreement entered into by Warburg Pincus, Warburg Pincus agreed that after the completion of the Merger, neither Warburg Pincus nor any affiliate of Warburg Pincus will have any rights or claims against Triangle, Gilead or any other person under the Purchase Agreement, dated as of August 24, 2001, between Warburg Pincus and Triangle.

        The Stockholder Agreements terminate upon the earliest of (1) the date on which the parties to each Stockholder Agreement validly agree to terminate the Stockholder Agreement by mutual written consent, (2) the date on which the Merger becomes effective, and (3) the date on which the Merger Agreement is validly terminated.

        The summary of the Stockholder Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the forms of the Stockholder Agreements, which are attached hereto as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9, and are incorporated herein by reference in their entirety.

Convertible Note

        Under the terms of the Merger Agreement, Gilead agreed, at or before the close of business on December 10, 2002, to lend Triangle the sum of $50 million. On December 9, 2002, Gilead loaned Triangle $50 million pursuant to the terms of a 7.50% Convertible Promissory Note (the "Convertible Note"), which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        The Convertible Note has a five year term but provides that it is repayable by Triangle without penalty after its third anniversary. The Convertible Note is also prepayable prior to its first anniversary upon a change in control of Triangle. After the Convertible Note's first anniversary, Gilead may convert all or a portion of the Convertible Note into shares of Common Stock at a conversion price of $6.90 per share. After the Convertible Note's first anniversary, Gilead may also require Triangle to repurchase the Convertible Note at the greater of the aggregate conversion value or the principal amount plus interest upon a change in control of Triangle. The Convertible Note will be subordinated to any indebtedness of Triangle under its existing credit arrangement with Abbott. Under the terms of the Merger Agreement, Gilead may forgive up to $30 million of the indebtedness under the Convertible Note in certain circumstances in order to extend the termination date of the Merger Agreement.

        For additional discussion of the Convertible Note, see Section 12—"Purpose of the Offer and the Merger; Plans for Triangle; The Merger Agreement; The Stockholder Agreements; The Convertible Loan" in the Offer to Purchase which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

        In addition, in connection with the execution and delivery of the Convertible Note, Triangle and Gilead entered into an Investor Rights Agreement, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference. Pursuant to the Investor Rights Agreement, Gilead received the right to have shares of Common Stock issued upon conversion of the Convertible Note registered with the SEC. The Convertible Note is convertible into shares of Common Stock at any time after December 9, 2003. For additional discussion of the Investor Rights Agreement, see Section 12—"Purpose of the Offer and the Merger; Plans for Triangle; The Merger Agreement; The Stockholder Agreements; The Convertible Loan" in the Offer to Purchase which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        (a)    Recommendation.    On December 3, 2002, at a meeting of the Board at which all directors were present, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of Triangle and its stockholders, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL and declared that the Merger Agreement is advisable. Accordingly, the Board unanimously recommends that the stockholders of Triangle accept the Offer and tender their Shares to the Purchaser, and adopt the Merger Agreement if required under applicable law.

        A letter to the stockholders of Triangle communicating the Board's recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference.

        (b)    Background and Reasons for the Recommendation.

Background of the Offer

        On August 8, 2001, Gilead and Triangle executed a mutual confidentiality agreement imposing confidentiality obligations on each other in connection with the evaluation or pursuit of certain mutually beneficial business opportunities such as a possible strategic or financial transaction between the two companies. This agreement contained mutual standstill provisions prohibiting each party for a period of 18 months from the date of the agreement from offering to acquire or acquiring the other party, or taking certain related actions including soliciting proxies, without the prior written consent of the other party's board of directors.

        On August 23, 2001, Dr. John Milligan, then the Vice President of Corporate Development of Gilead, Dr. Howard Jaffe, Senior Medical Advisor of Gilead, and Peter Virsik, Manager, Corporate Development of Gilead, met with Dr. David Barry, then the Chairman and Chief Executive Officer of Triangle, and a representative of Banc of America Securities LLC ("Banc of America Securities"), financial advisor to Triangle, in San Francisco to discuss the possibility of a business combination involving Triangle and Gilead or some other type of financing. Triangle did not view a possible business combination as a preferred scenario during this time frame and instead was exploring other financing transactions. Subsequently, Gilead informed Triangle that it had engaged in discussions with Abbott about a potential three-way product collaboration among Triangle, Gilead and Abbott.

        On September 20, 2001, Dr. Milligan and Mr. Virsik of Gilead held a conference call with Chris Rallis, the President and Chief Operating Officer of Triangle. This call focused on the financial and strategic aspects of a possible collaboration.

        During the months of September and October 2001, Mr. Rallis and Robert Amundsen, Chief Financial Officer of Triangle, participated in several telephone conferences with representatives of Gilead to further discuss a possible collaboration between the two companies involving their respective products.

        In November 2001, Gilead, Triangle and Abbott executed a mutual confidentiality agreement dated October 30, 2001 relating to a potential collaboration for the development of combination therapies for HIV, including a co-formulation of Viread® and Coviracil®. Gilead has informed Triangle that it met with representatives of Abbott during November and December 2001 regarding a possible three-way collaboration.

        In January 2002, Dr. Barry, the Chairman and Chief Executive Officer of Triangle, died unexpectedly and his position with Triangle was not immediately filled. Also, Gilead has informed Triangle that in January and February 2002, Abbott sent to Gilead a proposed development plan for a co-formulation of Viread and Coviracil and Gilead sent to Abbott a proposed term sheet for a co-formulation of Viread and Coviracil.

        From March 4 through March 6, 2002, representatives of Triangle, Abbott and Gilead jointly conducted market research in three cities with respect to a possible co-formulation of Viread and Coviracil. Shay Weisbrich, Vice President of Sales and Marketing, Americas, Antoinette Kenton, Manager, Market Research, Akram Bouchenaki, Director, Global Marketing, Dr. Bruno Delagneau, Vice President of Global Marketing, Mike Inouye, Senior Vice President of Sales and Marketing, Rick Wantiez, Director of Global Marketing, and Mr. Virsik participated on behalf of Gilead. Mr. Calhoun, John Fitzgerald, Senior Manager, Global Licensing and New Business Development, Ana Nicolau and additional marketing personnel of Abbott participated in this process on behalf of Abbott. Paul Dreyer, Executive Vice President of Commercial Operations, participated in this process on behalf of Triangle.

        On March 13, 2002, representatives of Triangle, Abbott and Gilead had a telephone conference to discuss a possible path forward with regard to a co-formulation of Viread and Coviracil. Mr. Dreyer on behalf of Triangle, Gerald Wenker, Divisional Vice President, Licensing and New Business

Development-Americas on behalf of Abbott, and Dr. Milligan (who had since been appointed Senior Vice President and Chief Financial Officer) and Mr. Virsik on behalf of Gilead participated in this call.

        On April 3, 2002, representatives of Triangle, Abbott and Gilead met at Gilead's headquarters in Foster City, California to discuss the results of the market research conducted in early March 2002, as well as a potential co-promotion arrangement. Mr. Dreyer and Dr. Franck Rousseau, then Executive Vice President of Medical Affairs and Chief Medical Officer, participated on behalf of Triangle. Mr. Wenker, Mr. Calhoun, Isabelle Gaultier, Senior Marketing and Business Manager, Anti-Virals and Mr. Fitzgerald participated on behalf of Abbott. Dr. Milligan, Dr. Jaffe, Mr. Inouye, Dr. Delagneau, Deborah Fletcher, then Director, US Sales, Dr. Norbert Bischofberger, Executive Vice President, Research and Development, and Mr. Virsik participated in these discussions on behalf of Gilead. At and shortly after this meeting, Triangle informed Gilead that there was a possibility that Triangle might seek to reacquire from Abbott all product rights with respect to Coviracil, that Abbott and Triangle might seek to terminate their business relationship, and that Triangle may be in a position to have further discussions regarding a possible co-formulation of Viread and Coviracil between Gilead and Triangle. Triangle viewed a collaboration with Gilead as one of several alternatives which it might pursue should its alliance with Abbott be terminated.

        On April 25, 2002, Triangle delivered a proposal to Gilead regarding a potential co-promotion arrangement between the companies for a co-formulation of Viread and Coviracil, and for Coviracil as a single agent drug, conditioned on Triangle's reacquisition from Abbott of all product rights with respect to Coviracil.

        On May 2, 2002, Mr. Dreyer and Mr. Amundsen of Triangle and Dr. Milligan and Mr. Virsik of Gilead participated in a telephone conference to discuss a co-promotion arrangement both for a possible co-formulation of Viread and Coviracil and for Coviracil as a single agent. The parties also discussed the status of Triangle's discussions with Abbott regarding the possible reacquisition by Triangle of all product rights with respect to Coviracil, as well as certain matters associated with the possibility of such a reacquisition, including the European Union regulatory discussions regarding Coviracil, potential timelines for a meeting with the United States Food and Drug Administration (the "FDA") with regard to a New Drug Application, the possible terms of a settlement of certain patent disputes involving Coviracil, clinical trial updates and the respective product revenue expectations of Triangle and Gilead.

        On July 1, 2002, representatives of Triangle met with representatives of Gilead at Gilead's headquarters in Foster City, California. At this meeting, Triangle made a commercial and scientific presentation to Gilead regarding Coviracil and regarding the potential for a co-formulation of Viread and Coviracil. Mr. Rallis, Mr. Amundsen, Mr. Dreyer and Dr. Rousseau participated in this meeting on behalf of Triangle, and Dr. Bischofberger, Mark Perry, Executive Vice President, Operations of Gilead, Dr. Jaffe, Mr. Inouye, Dr. William Lee, Senior Vice President, Research, Dr. Milligan and Mr. Virsik participated in this meeting on behalf of Gilead.

        In July 2002, Triangle announced favorable clinical trial results with respect to its lead drug candidate, Coviracil, and confirmed its intention to file a New Drug Application with the FDA for Coviracil during the third quarter of 2002. At the same time, Triangle announced that it and Abbott had terminated their collaboration which caused the right to commercialize the covered products to revert from Abbott to Triangle and released Abbott from its substantial milestone payment obligations and other funding obligations under the collaboration. Shortly thereafter, Triangle announced the appointment of Daniel G. Welch as Chairman and Chief Executive Officer.

        As a result of these developments, beginning in August 2002, Triangle contacted several pharmaceutical companies about the possibility of forming a collaboration to commercialize Coviracil. Discussions ensued with four companies, including Gilead. Each of these companies conducted on-site due diligence at Triangle. Collaboration negotiations proceeded with two of the four companies, each a major international pharmaceutical company ("Company A" and Company B"). Triangle exchanged written proposals for a collaboration with Company A and Company B. While Gilead maintained interest in a collaboration, discussions with Gilead regarding a collaboration were secondary to discussions with Company A and Company B. A fourth company ("Company C"), also a major international pharmaceutical company, declined interest in a collaboration in September after conducting preliminary due diligence. By mid-November, Triangle believed that Company A's and Company B's respective proposals were relatively mature and represented reasonable strategic opportunities for Triangle, although neither proposal had developed to the point of a signed term sheet or letter of intent.

        During the same period, Triangle began making arrangements to conduct a financing transaction to provide cash to fund Triangle's operations. To that end, on October 11, 2002 Triangle management interviewed several investment banks for a possible engagement to conduct or underwrite such a financing. The financing was intended to be based on a shelf registration statement Triangle filed with the SEC on September 24, 2002. Triangle made arrangements for Banc of America Securities to lead a planned financing along with a syndicate of four other investment banks. Representatives of Triangle met with Banc of America Securities on October 24, 2002 to plan the financing. On November 1, 2002 Triangle hosted an "all hands" meeting for the financing with the five investment banks, counsel, auditors, and other members of the financing working group at its office in Durham.

        During the period Triangle was pursuing the collaborations and financing, certain indications of interest regarding a potential acquisition transaction were received or pursued by Triangle, as described below. First, on September 18, 2002, Mr. Welch together with Jonathan Leff, a member of Triangle's Board of Directors, met with the CEO and another senior executive of Company D, a mid-cap pharmaceutical company listed on The Nasdaq National Market, to discuss the possibility of a strategic transaction. During that meeting, Company D introduced the possibility of acquiring Triangle. In response, Triangle indicated its preference for a collaboration, but agreed to discuss the acquisition concept with the Board. At Company D's request, Mr. Welch met again with a senior executive of Company D on September 27, 2002 at an industry convention. At that meeting, Company D reiterated its preference for an acquisition transaction rather than a collaboration. Mr. Welch also spoke with representatives of Gilead attending this convention about a possible collaboration arrangement.

        Next, on October 14, 2002, Mr. Welch met with Dr. John Martin, CEO of Gilead. During their discussion, Dr. Martin indicated that he did not believe that a possible Coviracil collaboration between Triangle and Gilead would be as attractive to Gilead as an acquisition transaction. He inquired whether Triangle might consider an acquisition transaction. Mr. Welch undertook to discuss that possibility with the Board.

        Also in October, 2002, representatives of Banc of America Securities spoke informally with senior representatives of Company C about the possibility of acquiring Triangle. After some exploration, Company C declined to pursue such a transaction.

        On October 17, 2002, Mr. Welch received a letter from Company D confirming Company D's interest in acquiring Triangle in lieu of forming a collaboration. Company D indicated an interest to acquire Triangle in a stock-for-stock merger valued at $5.35 per Triangle share (based on an exchange ratio calculated against Company D's stock price at that time). The indication of interest was subject to due diligence and other customary conditions.

        On October 23, 2002, the Board met to consider Triangle's pending collaboration discussions, its plans to conduct a financing, and the acquisition interest received from Company D and Gilead. At the meeting, the Board authorized Mr. Welch and Triangle's management to be receptive to acquisition discussions from Gilead and Company D if Gilead and Company D pursued them, and to do so in parallel with management's ongoing negotiations for a collaboration and planning for a financing transaction. The Board concluded that even though these overtures may not yield actual acquisition proposals, they represented another strategic possibility the Board should include in its overall long-term planning. Triangle's interest was conveyed to Company D and Gilead, and both conducted due diligence at Triangle later in October. At this meeting, the Board also formed an informal committee comprised of Mr. Welch, George McFadden, Anthony Evnin and Mr. Leff to oversee the financing process.

        Approximately one week later, Dr. Martin contacted Mr. Welch indicating Gilead's intent to make a non-binding proposal to acquire Triangle in a forthcoming letter. The letter, received by Mr. Welch on November 1, 2002 proposed that Gilead would acquire Triangle in a stock-for-stock exchange valued at $5.00 per Triangle share. The indication of interest was subject to further due diligence.

        Around this same time, Gilead and Triangle also negotiated and executed a mutual confidentiality agreement dated November 1, 2002 relating to a possible strategic or financial transaction. This agreement contained provisions extending for an additional period through November 1, 2003, the standstill period that was in effect between the parties under the confidentiality agreement that had been entered into in August 2001. These provisions prohibited either party from offering to acquire or acquiring the other party, or taking certain related actions including soliciting proxies, without the prior written consent of the other party's board of directors.

        On November 4, 2002, Mr. Welch received a phone call from Company D lowering its proposal from $5.35 to $5.00 per share in Company D stock, and carrying forward the same conditions expressed in Company D's original proposal.

        On November 6, 2002, Triangle contacted Banc of America Securities to serve as its financial advisor in connection with a possible acquisition transaction as well as to continue to assist with respect to a possible financing. (Triangle and Banc of America Securities entered into an engagement letter on November 20, 2002.)

        On November 8, 2002, the financing committee of the Board met to discuss the status of the financing and determined that the financing should be postponed on a week-by-week basis in light of the Board's instructions to mature collaboration and acquisition discussions.

        On November 11, 2002, Mr. Welch received a letter from Mr. Martin, in which Gilead increased its proposed exchange ratio to increase the exchange value from $5.00 to $5.50 per Triangle share based on Gilead's stock price at that time.

        On November 12, 2002, the Board held a meeting to discuss the status of Triangle's discussions for collaborations, its proposed financing, and the acquisition proposals received from Company D and Gilead.

        On November 13, 2002, Mr. Welch had a telephone conversation with Dr. Milligan to discuss the price terms. Gilead's offer was based on a fixed exchange ratio. This was unacceptable to Triangle, which preferred a fixed price arrangement to ensure that Triangle's stockholders receive a fixed value for each share of Common Stock held by them regardless of any changes in the value of Gilead's common stock during the period between the signing of a merger agreement and completion of the transaction. During this call Mr. Welch indicated Triangle would not agree to a fixed exchange ratio in any stock for stock transaction and that Triangle was seeking a transaction with a fixed per share valuation. In addition, Mr. Welch insisted that Gilead be obligated to complete the acquisition regardless of adverse events occurring after signing, and regardless of Gilead's trading price at closing. Mr. Welch indicated that Triangle's consideration of the acquisition price proposed by Gilead would be on the assumption that Gilead would bear the risk of all adverse events occurring subsequent to the signing of a definitive merger agreement. The parties agreed to continue exploring this issue.

        Late in the afternoon on Friday, November 15, 2002, Triangle received an initial draft of a merger agreement from Gilead. The draft contemplated that Gilead would acquire Triangle in a stock-for-stock merger based on a fixed exchange ratio. It included extensive and detailed representations and warranties to be made by Triangle at signing and at closing, substantial covenants limiting Triangle's conduct during the period between signing and closing (both operationally and relative to other acquisition offers), a series of conditions to closing (including the absence of material adverse changes to Triangle's business prior to closing), payment of a termination "break-up fee" and reimbursement of all expenses with numerous and extensive triggers upon which such payments would be due, and a number of other provisions unacceptable to Triangle.

        On Monday, November 18, 2002, the Board formed an ad hoc committee comprised of Mr. Welch, Mr. McFadden, Mr. Evnin and Mr. Leff to advance Triangle's various financing, collaboration, and acquisition discussions on an efficient preliminary basis, subject in each case to the full Board's later consideration. This committee met by phone that day to discuss the status of the proposals from Company D and Gilead. During that conversation, the committee also discussed, together with Triangle's financial and legal advisors, the possibility of contacting other companies to explore interest in acquiring Triangle as alternatives to Company D and Gilead. The committee identified several possible candidates and evaluated, together with Triangle's financial advisor and members of Triangle's senior management, the likelihood of whether each would be interested in and capable of pursuing an acquisition. The committee also considered the important need to preserve the confidentiality of the acquisition process and therefore to avoid any contacts that were not likely to result in serious interest. Based on that discussion, the committee determined for management to move ahead with contacting Company A and Company B to solicit interest in a possible acquisition transaction, and not to contact any others. The committee considered the relatively more advanced stage of Company A's collaboration discussions and its more extensive due diligence review, Triangle's understanding that Company B's senior management had not yet approved the proposed collaboration terms, and the fact that Company B does not have a history of acquisitions as a corporate strategy, and identified Company A as more likely to be interested in an acquisition transaction than Company B. A similar conversation among the committee followed on Wednesday, November 20, 2002.

        On Tuesday, November 19, 2002, Mr. Welch spoke with the CEO of Company D by phone about the status and terms of Company D's proposal. Banc of America Securities also had further discussions that day with Gilead's financial advisor about the need for a fixed price for Triangle's shares.

        On Thursday, November 21, 2002, Mr. Welch contacted a member of senior management at Company A to invite interest in a possible acquisition transaction. Mr. Welch informed Company A in that call that Triangle was in serious discussions with another possible acquiror. Company A took the matter under advisement and undertook to contact Mr. Welch shortly. An initial attempt at contacting Company B was made a few days later, but the representative of Company B was not available.

        Also on November 21, 2002, Triangle replied to Gilead's initial draft of the Merger Agreement with extensive comments, substantially rejecting the provisions in Gilead's draft intended to require Triangle to bear the risk of events occurring subsequent to signing of the Merger Agreement and the provisions intended to limit Triangle's operational activity and ability to entertain superior offers from other interested parties. At this time, Gilead indicated its willingness to pay $5.50 in cash per Triangle share to address Triangle's concern over price fluctuations. As a result, Triangle and Gilead determined to meet on Saturday and Sunday, November 23 and 24, 2002, at Gilead's counsel's office in Reston, Virginia, to discuss the potential transaction and determine whether agreement on fundamental terms was possible. In order to maintain the flexibility to consider other possible indications of interest, Triangle declined Gilead's repeated requests that Triangle engage in a period of exclusive negotiations prior to signing a merger agreement.

        On November 22, 2002, the ad hoc committee of the Board convened again to review and discuss the status of and negotiation strategy for Triangle's possible transaction with Gilead.

        Representatives of Triangle and Gilead, including Mr. Welch and Dr. Milligan, together with Triangle's and Gilead's respective financial advisors and counsel, met in person on Saturday, November 23, 2002 at Gilead's counsel's office in Reston, Virginia to discuss and negotiate potential acquisition terms. The ad hoc committee of the Board met by phone that evening to discuss the status of the negotiations and to consider and approve a new proposal that Mr. Welch later presented to Gilead. Gilead and Triangle discussed a number of issues. For example, Gilead insisted throughout the day that Triangle obtain irrevocable tender and voting agreements from stockholders representing a majority of the shares of Common Stock. Triangle declined. Triangle also insisted on a higher price, interim financing should the transaction not close and terms that shifted risk to Gilead between signing and closing. Gilead declined. The meetings were suspended late that night by Gilead based on an impasse in the parties' discussions. Early on Sunday, November 24, 2002, at a meeting that Dr. Milligan requested with Mr. Welch, Gilead undertook to provide a new proposal and revised merger agreement based on Triangle's final proposal from the night before, which included (among other factors) a higher price of at least $6.00 per share, reallocation from Triangle to Gilead of the risk for certain events occurring subsequent to signing, and financial arrangements to provide funding to Triangle in case the parties did not complete the transaction.

        On Monday, November 25, 2002, the ad hoc committee of the Board met by telephone to discuss the status of Triangle's various pending collaboration and acquisition negotiations and financing update in anticipation of the full Board's meeting scheduled for Tuesday, November 26, 2002.

        On Tuesday, November 26, 2002, a representative of Company A notified Mr. Welch that although Company A was highly interested in a Coviracil collaboration with Triangle on the terms previously discussed and believed Company A could conclude such a collaboration relatively rapidly (assuming mutually acceptable final terms), Company A was not interested in pursuing an acquisition of Triangle at that time due to factors internal to Company A. Company A informed Triangle that Company A would put the parties' collaboration discussions on hold pending the outcome of Triangle's proposed acquisition transaction, and would resume them if the acquisition did not proceed.

        On Tuesday, November 26, 2002, the Board met by teleconference to discuss the current status of Triangle's discussions for possible collaborations, its possible financing and the acquisition proposals received from Gilead and Company D. Another purpose of the meeting was to review with counsel the legal duties of directors with respect to these matters. During this meeting, Mr. Welch advised the Board that Company A, although keenly interested in a collaboration, declined to pursue an acquisition of Triangle. During this meeting Triangle's management and financial advisor reviewed again the list of parties they believed might realistically be interested in acquiring Triangle, with a view toward contacting promptly any such parties that Triangle had not contacted already. The Board concluded in this discussion that the only such candidates were Company A (which had declined), Company B (which had not yet been reached), Company C (which had declined), and Company D (which had a proposal outstanding). The Board discussed with management and its financial advisor the management projections being used by the financial advisor in performing its fairness analysis. The Board considered the relative risk between the two sets of projections, the fact that eventual results may differ materially from the projections and the consideration that such relative risk should be given when analyzing strategic alternatives. The Board also discussed a number of factors which in its opinion made Gilead's proposal favorable to Company D's. Both as part of and separately from this discussion, Triangle's outside counsel discussed with the Board at length their duties as directors when considering these matters.

        On Wednesday, November 27, 2002, the Board's ad hoc committee met by telephone to discuss how to pursue contacting Company B, which had not yet replied to Mr. Welch's earlier telephone message. Following up on this meeting, Mr. Welch contacted Company B again and left another message intended to yield a reply from Company B's senior management.

        Also on November 27, 2002, Triangle received a new draft of the Merger Agreement from Gilead, this one reflecting a two-step transaction comprising a cash tender offer for all of Triangle's outstanding shares at $6.00 per share, followed by a merger in which Gilead would acquire all Triangle shares still outstanding after the tender offer, again for $6.00 in cash per share. However, Gilead's revised draft still included terms unacceptable to Triangle. In addition, Gilead's draft financing documents (provided later that day) contemplated a loan transaction on terms unfavorable to Triangle and inconsistent with Triangle's understanding of the principles established in the parties' weekend meetings in Virginia for establishing provisional cash arrangements for Triangle. Gilead also provided initial drafts of the accompanying Stockholder Agreement and proxy by which Gilead proposed to secure in advance (as a condition to entering into the Merger Agreement) the approval of a substantial group of Triangle's stockholders. Gilead, Triangle, and various of their respective representatives conducted conference calls later that afternoon to discuss aspects of Gilead's new draft and the substantial remaining issues.

        Also on November 27, 2002, in a teleconference with Company D to determine whether Company D could improve its offer and remove contingencies, Company D notified Triangle that Company D would want to conduct a review of certain intellectual property matters as part of its due diligence process preparatory to an acquisition transaction, and that the review could take several weeks. Company D indicated that any firm offer to acquire Triangle would be contingent on the outcome of that review. Mr. Welch cautioned Company D in response that Triangle was moving forward actively with another offer, and that Company D should proceed as rapidly as possible to hasten and improve its proposal if Company D desired to be considered by the Board in its evaluation of the other pending proposal. Company D agreed to follow up with Mr. Welch by November 29, 2002.

        On Friday, November 29, 2002, Mr. Welch attempted again to contact Company B by phone to pursue any interest in a possible acquisition, again with no success.

        Later that day, Company D contacted Mr. Welch and increased the offer price in its proposal from $5.00 to $6.00. The Company D offer was for Company D stock and, according to Company D management, had not yet been endorsed by Company D's board of directors. Company D indicated that the definitive agreement for that proposal would need to condition the acquisition on the outcome of Company D's intellectual property review and various other conditions to closing. Mr. Welch contacted the members of the ad hoc committee individually by phone later that day to discuss the changes in Company D's proposal.

        Later that afternoon, Triangle replied to Gilead's November 27, 2002 draft of the Merger Agreement, providing comments. Triangle, Gilead, and various of their respective advisors met by phone that night to discuss Triangle's reply preliminarily and determine how to proceed. Recognizing there were still substantial differences between the parties' conception for the transaction, the parties agreed for Mr. Welch, Dr. Milligan, and Triangle's and Gilead's respective financial advisors to convene by telephone at noon the next day to discuss and agree upon the fundamental outline for the transaction.

        On Saturday morning, November 30, 2002, Triangle's in-house counsel circulated Gilead's proposed form of Stockholder Agreement and proxy to the Triangle stockholders identified by Gilead as the intended signatories.

        At noon that day, Mr. Welch, Dr. Milligan, and representatives of Triangle's and Gilead's financial advisors met by phone to develop a series of principles outlining the transaction. Following that call and tentative agreement on a set of key principles for the transaction (including the intended loan from Gilead to Triangle upon signing of the Merger Agreement), the parties determined to meet at the offices of Triangle's outside counsel in Raleigh, North Carolina on Sunday December 1, 2002 to continue negotiations. Gilead also agreed to provide a revised version of the Merger Agreement prior to the meeting. Mr. Welch discussed the principles with members of the ad hoc committee in several calls later that day, and attempted again to contact Company B, this time by email.

        Early in the morning on Sunday, December 1, 2002, Gilead provided Triangle a revised version of the Merger Agreement and revised versions of the accompanying financing documents, for consideration in the meetings beginning that evening.

        The Gilead team, comprising Dr. Milligan and various other representatives of Gilead and various of its financial and legal advisors, arrived in Raleigh late in the afternoon on December 1, 2002. A corresponding team was assembled on behalf of Triangle. Negotiations that evening and into the morning of December 2, 2002, led to circulation of a new series of transaction documents by Gilead on the evening of Monday, December 2, 2002.

        Negotiations then continued overnight from those drafts into the morning of Tuesday, December 3, 2002, resulting in basic agreement on all points, pending documentation. On the morning of Tuesday, December 3, 2002, the Board met by phone to discuss the parties' progress. During this meeting, the Board reviewed the status of the Gilead negotiations, including price, the status of other alternatives, factors affecting the proposed transaction and alternatives to it. The status and various aspects of Company D's offer were discussed in comparison to Gilead's. In addition, the Board received a report from counsel on legal issues and discussed them. The Board also received input from Banc of America Securities on financial aspects of the alternatives being discussed. The Board agreed to recess the meeting until later that day at 6:00 p.m. The working group spent the next several hours finalizing the transaction documents based on their overnight discussions.

        On Tuesday morning, December 3, 2002, Company B attempted to contact Mr. Welch, returning his various prior efforts to make contact by phone and email. Mr. Welch returned the call but was unable to make direct contact with Company B.

        At 6:00 pm on Tuesday, December 3, 2002, the Board reconvened by phone to discuss the parties' progress. During this call, there was a full briefing by management, a report by Banc of America Securities, including the rendering of a fairness opinion with respect to the financial terms of the Gilead proposal, and a report from Triangle's legal advisors. After further discussion of Triangle's various strategic alternatives and the Board's fiduciary responsibilities to Triangle's stockholders, the Board unanimously approved the Merger Agreement and the other transaction documents, subject to finalization of all remaining details to management's satisfaction.

        Following the Board call, the parties reconvened to finalize the transaction documents, ultimately exchanging signature pages near midnight. Gilead and Triangle announced the Merger Agreement before opening of the market the next morning.

Reasons For The Recommendation of The Board; Factors Considered

        The Board consulted with Triangle's senior management, as well as its legal counsel, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan L.L.P. and King & Spalding, and financial advisor, Banc of America Securities, in reaching its decision to approve the Merger Agreement and make the recommendations described above in paragraph (a) of this Item 4. Among the factors considered by the Board in its deliberations were the following:

        1.    The historical and recent trading activity and market prices of the Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize (a) a premium of 33.33% over the last sale price of the Shares reported by The Nasdaq National Market on December 3, 2002, the last trading day prior to the approval by the Board of the transaction, (b) a premium of 69% over the last sale price of the Shares reported by The Nasdaq National Market on November 4, 2002, approximately one month prior to the date the Board approved the transaction, (c) a premium of 76.3% over the average sale price of the Shares reported by The Nasdaq National Market for the three month period ending immediately prior to the execution of the Merger Agreement, (d) a premium of 93.1% over the average sale price of the Shares reported by The Nasdaq National Market for the six month period ending immediately prior to the execution of the Merger Agreement, and (e) a premium of 59.8% over the average sale price of the Shares reported by The Nasdaq National Market for the twelve month period ending immediately prior to the execution of the Merger Agreement. The Board considered these periods the most relevant to demonstrate the recent performance of the Shares.

        2.    The opinion of Banc of America Securities to the Board on December 3, 2002 to the effect that, as of that date, and based upon and subject to the assumptions made, the procedures followed, other matters considered and the limitations of the review undertaken in its opinion, the $6.00 per share cash consideration to be received by Triangle stockholders (other than Gilead, the Purchaser and their respective subsidiaries) pursuant to the Offer and the Merger was fair to such stockholders, from a financial point of view. A summary of Banc of America Securities' opinion is described below in paragraph (d) of this Item 4. The full text of Banc of America Securities' written opinion, which sets forth, among other things, the assumptions made, the procedures followed, matters considered and the limitations on the review undertaken by Banc of America Securities in connection with the opinion is attached as Schedule II to this Schedule 14D-9 and is incorporated herein by reference in its entirety. HOLDERS OF SHARES ARE URGED TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY.

        3.    Triangle's financial performance and outlook, and Triangle's assets, business, financial condition, business strategy, results of operations and Triangle's prospects if it were to remain an independent, publicly traded entity, including: (a) the prospects of Triangle to enter into a collaboration agreement to commercialize Coviracil and the likely terms of such a collaboration, including the dilutive effect of profit sharing on Triangle's earnings; (b) the prospects of Triangle to enter into a collaboration agreement to commercialize Coviracil on a stand alone product basis versus a combined products basis and the impact of such an agreement on Triangle's future revenue potential; (c) the financing needs of Triangle to execute its business plan, as well as the financing risks and the diluting effects of future financings; (d) the limited products in Triangle's pipeline and the inherent development risks associated with each of those products; and (e) increasing competition in Triangle's industry. In particular, the Board considered the competitive environment in its business, and the Board's assessment of Triangle's ability to effectively compete in the industry as an independent entity and its ability to raise sufficient equity financing in the near term.

        4.    The results of the process that had been conducted by Triangle to evaluate strategic alternatives, including the fact that several other parties thought to be potential acquirors were contacted and that Triangle received no expression of interest from such parties, other than from Company D. Triangle consulted Banc of America Securities in its analysis of what parties were likely to be interested in acquiring Triangle. Based on this analysis, Triangle concluded there were not likely to be any interested parties other than those Triangle contacted.

        5.    The provision by Gilead of $50 million in financing, which is not immediately repayable, even if the Merger Agreement is terminated except under limited circumstances. In addition the fact that the Merger Agreement shifts much of the business risk of operations from Triangle to Gilead during the period between signing of the Merger Agreement and completion of the Offer and the Merger.

        6.    The judgment of the Board that, based on historical discussions with other likely parties (including Company D) with respect to potential acquisition transactions with Triangle, as well as on negotiations with Company A and Company B regarding potential new collaborations, the likelihood of consummation of any such alternative transactions and the risks associated therewith, and the likelihood of obtaining a higher value for the Shares in any such transaction did not justify the risk of either delay in proceeding with the favorable transaction with Gilead and the Purchaser or breaking off negotiations with Gilead and the Purchaser.

        7.    The Board's determination that the break-up fee and expense reimbursements payable in certain circumstances as set forth in the Merger Agreement were reasonable, taking into consideration the other terms of the transaction and the range of commercially reasonable break-up fees and expenses for a transaction of this size.

        8.    The purchase price per Share to be paid in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by Triangle's stockholders. The recent volatility in the price of the Shares, as well as volatility in the market prices of shares quoted on The Nasdaq National Market and in stock markets generally, have increased the uncertainties in valuing any non-cash consideration.

        9.    The fact that, during the negotiations, Gilead had insisted on the inclusion of several provisions in the Merger Agreement and Stockholder Agreements as an absolute condition to the Offer Price, including the provisions that (a) prevent the Board from furnishing information to, or engaging in discussions or negotiations with, any third party that makes an unsolicited offer, unless (i) the Board after taking into account advice from its legal counsel determines that the failure to take such action would be inconsistent with the fiduciary obligations of the Board, (ii) at least one business day prior to entering into discussions or negotiations with the third party, Triangle gives Gilead notice of the identity of the third party and Triangle's intention to furnish information to, or enter into discussions or negotiations with, the third party, and Triangle receives from the third party a confidentiality agreement, including standstill provisions, no less favorable to Triangle than the Confidentiality Agreement with Gilead, and (iii) the Board concludes that the third-party offer is a Superior Proposal, and (b) require Triangle to pay a break-up fee of $18 million upon termination of the Merger Agreement in specified instances (and require Triangle to reimburse Gilead's expenses incurred in connection with the Merger Agreement up to $1.5 million upon termination of the Merger Agreement in certain other instances). In addition, the fact that before Gilead would execute the Merger Agreement, Gilead required Warburg Pincus and certain stockholders affiliated with directors to enter into Stockholder Agreements with Gilead and the Purchaser (which Stockholder Agreements are terminable upon termination of the Merger Agreement) requiring such stockholders to tender their shares in the Offer, and, with respect to some of those stockholders, provide a proxy to Gilead and the Purchaser to vote such Shares in favor of the Merger at any meeting of stockholders called to consider the Merger Agreement and the Merger and against any other extraordinary corporate transaction such as a merger, business combination or recapitalization. Finally, the fact that, in exchange for such provisions, Triangle was able to limit the conditions to Gilead's obligation to complete the Offer, thereby increasing the likelihood of the successful completion of the Offer and the Merger.

        10.  The judgment of the Board, based on the extended arm's-length negotiations with Gilead and the Purchaser, that the Offer Price represented the highest price that the Purchaser would be willing to pay in acquiring the Shares.

        11.  The risks and uncertainties associated with the regulatory approval process for Triangle's products (and the possible increase in Triangle's value upon successful approval and the possible negative impact on Triangle's value upon adverse developments in the regulatory approval process) compared with the relative certainty of the Offer Price.

        12.  The fact that the Offer provides stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with open market sales.

        13.  The fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Triangle's stockholders to obtain cash in exchange for their Shares at the earliest possible time.

        14.  The fact that the Merger Agreement does not condition the Purchaser's obligations to complete the Merger on the Purchaser's or Gilead's ability to obtain financing for the Merger.

        15.  Gilead's representations in the Merger Agreement that it will have available to it funds sufficient to satisfy its and the Purchaser's obligation to complete the Offer and the Merger.

        16.  The impact on Triangle of the announcement of the Offer and the Merger, including the impact on employees, suppliers and others with whom Triangle has relationships.

        17.  The fact that the Merger Agreement provides for the assumption of options to purchase shares of Common Stock, which will be converted into options to purchase Gilead Common Stock after the effective time of the Merger.

        18.  The fact that the Tendering Stockholders and other large stockholders are sophisticated investors and were able to negotiate, with the assistance of counsel, the Stockholder Agreements.

        19.  The fact that the Stockholder Agreements terminate upon the termination of the Merger Agreement.

        The Board also considered a number of uncertainties and risks in its deliberations concerning the Offer and the Merger, including the following:

        1.    The circumstances under the Merger Agreement in which the break-up fee of $18 million becomes payable by Triangle, and the circumstances under the Merger Agreement in which Triangle is required to reimburse Gilead's expenses incurred in connection with the Merger Agreement, up to $1.5 million.

        2.    The fact that under the terms of the Merger Agreement, between the execution of the Merger Agreement and the effective time of the Merger, Triangle is required to obtain Gilead's consent before it can take specified actions. These restrictions will, among other things, limit Triangle's ability to consider other acquisition proposals or enter into collaboration discussions and financing arrangements during the period between signing and the effective time of the Merger.

        3.    The conditions to the Purchaser's and Gilead's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied, including the condition that the waiting period applicable to the purchase of or payment for the Shares pursuant to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated.

        4.    The fact that Triangle would be forgoing other opportunities by entering the Merger Agreement and the possibility that, if the Offer and the Merger are not completed, Triangle would not have sufficient financing or a collaboration arrangement in place.

        5.    The possibility that, although the Offer gives Triangle's stockholders the opportunity to realize a premium over the price at which the Shares traded prior to the public announcement of the Offer and the Merger, the price or value of the Shares may increase in the future if Triangle were to remain an independent company, and that Triangle's stockholders would not benefit from those future increases.

        6.    The tax effects to Triangle stockholders of the Offer and the Merger.

        The Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

        In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are advisable to, and in the best interests of, Triangle's stockholders. Rather, the decision of each Board member was based upon his own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on Triangle's stockholders compared to any alternative transaction. After weighing all of these considerations, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the holders of the Shares tender their Shares in the Offer and adopt the Merger Agreement if required under applicable law.

        (c)    Intent to Tender.    To Triangle's knowledge after reasonable inquiry, all of Triangle's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them (other than Shares held directly or indirectly by other public companies, as to which Triangle has no knowledge) pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Holders of approximately 41% of the outstanding shares of Common Stock, as of December 3, 2002, have entered into Stockholder Agreements pursuant to which they have agreed to tender their Shares in the Offer. See Item 2 above.

        (d)    Opinion of Banc of America Securities.

        As part of its engagement as financial advisor to Triangle in connection with the Offer and Merger, Banc of America Securities was asked to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of Triangle Common Stock of the consideration to be received by such holders in the proposed Offer and Merger. On December 3, 2002, Banc of America Securities delivered its written opinion to the Board that, as of that date and subject to the various assumptions and limitations summarized below, the consideration to be received by the holders of Common Stock in the proposed Offer and Merger was fair, from a financial point of view, to such holders of Common Stock. The full text of Banc of America Securities' written opinion, dated December 3, 2002, is attached as Schedule II to this Schedule 14D-9. The opinion sets forth the assumptions made, procedures followed, other matters considered and limits of the review undertaken. Triangle incorporates the Banc of America Securities opinion into this Schedule 14D-9 and this summary of the opinion by reference, and urges you to read the opinion in its entirety. This section is only a summary of Banc of America Securities' opinion and as a summary is qualified by reference to, and is not a substitute for, the full text of such opinion. Banc of America Securities' analyses and opinion were prepared for and addressed to the Board and are directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock pursuant to the Offer and Merger as of the date of such opinion and do not constitute an opinion as to the merits of the Offer and Merger or a recommendation to any stockholder as to whether to participate in the Offer and Merger.

        In arriving at its opinion, Banc of America Securities has reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

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  certain publicly available financial statements and other business and financial information of Triangle;
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  certain internal financial statements and other financial and operating data concerning Triangle;
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  certain financial forecasts prepared by the management of Triangle;
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  discussions Banc of America Securities had with senior executives of Triangle regarding the past and current operations, financial condition and prospects of Triangle;
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  the reported prices and trading activity for Common Stock;
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  the financial performance of Triangle and the prices and trading activity of Common Stock as compared with that of certain other publicly traded companies Banc of America Securities deemed relevant;
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  discussions and negotiations among representatives of Triangle and Gilead and their financial and legal advisors;
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  the December 2, 2002 draft of the agreement and plan of merger (the "Draft Agreement") and the documents referred to therein; and
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  such other analyses and such other factors as Banc of America Securities deemed appropriate.

        In conducting its review and arriving at its opinion, Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by Banc of America Securities for the purposes of its opinion. With respect to the financial forecasts, Banc of America Securities assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of senior management of the future financial performance of Triangle. Banc of America Securities has not made any independent valuation or appraisal of the assets or liabilities of Triangle, nor has Banc of America Securities been furnished with any such appraisals. Banc of America Securities assumed that the final executed agreement would be identical in all material respects to the Draft Agreement reviewed by Banc of America Securities, and that the Offer and subsequent Merger will be consummated as provided in the Draft Agreement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waivers thereof.

        As is customary in the rendering of fairness opinions, Banc of America Securities based its opinion on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of December 3, 2002. It was understood that, although subsequent developments may affect Banc of America Securities' opinion, Banc of America Securities does not have any obligation to update, revise or reaffirm its opinion. The opinion of Banc of America Securities expressed in its opinion letter was provided for the information of the Board. Banc of America Securities expressed no opinion or recommendation as to whether the holders of Common Stock should tender their shares into the Offer.

        In accordance with customary investment banking practice, Banc of America Securities employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Banc of America Securities utilized in providing its opinion.

        The financial analyses that Banc of America utilized in providing its opinion were based upon two alternative sets of management projections which were based upon two different assessments of Triangle's potential future business partners and future sales forecasts working together with such partners. Management informed Banc of America Securities that the two sets of projections represented Triangle's projected financial performance under two potential collaboration arrangements being considered by Triangle. The first set of projections ("Tier I") assumes that Triangle enters into a collaboration arrangement with a pharmaceutical company that has a product that could be combined with Coviracil as part of a once-a-day, fixed dose combination regimen. The second set of projections ("Tier II") assumes that Triangle enters into a collaboration arrangement with a pharmaceutical company that does not have a product that could be combined with Coviracil as part of a once-a-day, fixed dose combination regimen.

        Present Value of 2006 and 2007 Equity Value.    Based on the Tier I and Tier II management projections provided by the management of Triangle, Banc of America Securities determined that Triangle's first full fiscal year of profitability would be 2006. Banc of America Securities then selected certain profitable publicly traded biotechnology companies. These companies were:

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  Amgen Inc.;

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  Biogen, Inc.;

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  Cephalon, Inc.;

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  Chiron Corporation;

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  Genentech Inc.;

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  Genzyme Corporation;

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  IDEC Pharmaceuticals Corporation; and

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  MedImmune Inc.

For each selected publicly traded company, Banc of America Securities used First Call earnings per share estimates for the year ended December 31, 2003 in order to calculate a price to earnings per share multiple. This analysis yielded a mean of 29.0x and a median of 28.4x. Banc of America Securities then applied a range of multiples to Triangle's projected 2006 and 2007 fully taxed net income to derive, for both the Tier I and Tier II projections, a theoretical range of 2005 and 2006 aggregate equity values for Triangle respectively.

        Banc of America Securities thereafter determined the net present value for the range of 2005 and 2006 aggregate equity values by using a range of discount rates from 30% to 35%, and deducting the present value of future financing requirements, net of the present value of net operating losses. For the Tier I projections, based on the present value of the 2006 analysis, Banc of America Securities derived a reference range of $3.65 to $5.00 per share of Common Stock on a diluted basis and, based on the present value of the 2007 analysis, Banc of America Securities derived a reference range of $6.85 to $9.65 per share of Common Stock on a diluted basis. For the Tier II projections, based on the present value of the 2006 analysis, Banc of America Securities derived a reference range of $1.95 to $2.75 per share of Common Stock on a diluted basis and, based on the present value of the 2007 analysis, Banc of America Securities derived a reference range of $4.70 to $6.70 per share of Common Stock on a diluted basis.

        Although the selected companies used in the present value of equity value analysis were used for comparative purposes, none of such companies is directly comparable to Triangle. Accordingly, an analysis of the results of such a comparison is not mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of such companies and other factors that could affect the public trading value of such companies or Triangle.

        Present Value 2010.    Banc of America Securities performed discounted cash flow analyses by using financial cash flow projections of Triangle for fiscal year 2003 through fiscal year 2010 prepared by Triangle's management in relation to both the Tier I and Tier II projections. In conducting this analysis, Banc of America Securities assumed that Triangle would perform in accordance with these projections. Banc of America Securities first estimated the terminal values of the projected cash flows by applying exit multiples to Triangle's projected 2010 tax adjusted operating income, with multiples ranging from 25.0x to 30.0x. Banc of America Securities then calculated the present values of the projected cash flows and the terminal values using discount rates ranging from 30% to 35%. After taking into account Triangle's net cash position as of September 30, 2002 and the present value of its net operating losses, in relation to the Tier I management projections, Banc of America Securities derived a reference range of $5.20 to $8.00 per share of Common Stock on a diluted basis; and in relation to the Tier II management projections, Banc of America Securities derived a reference range of $4.50 to $7.00 per share of Common Stock on a diluted basis.

        Probability Adjusted Present Value.    Based on the Tier I and Tier II management projections provided by the management of Triangle, Banc of America Securities projected future cash flows for each of Triangle's lead product programs. Using selected discount rates, based upon probability of launch, time until launch and the risk-free rate for each such program and product, for both the Tier I and the Tier II management projections, Banc of America Securities then calculated the net present value of these future cash flows. After taking into account Triangle's net cash position as at September 30, 2002, in relation to the Tier I management projections, Banc of America Securities derived a reference range of $2.00 to $4.25 per share of Common Stock on a diluted basis; and in relation to the Tier II management projections, Banc of America Securities derived a reference range of $1.50 to $3.00 per share of Common Stock on a diluted basis.

        The summary set forth above does not purport to be a complete description of all the analyses performed by Banc of America Securities. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Banc of America Securities believes, and has advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Banc of America Securities made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Triangle. These analyses performed by Banc of America Securities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and none of Triangle, Banc of America Securities or any other person assumes responsibility if future results are materially different from those projected. As mentioned above, the analyses supplied by Banc of America Securities and its opinion were among the factors taken into consideration by the Board in making its decision to enter into the agreement and plan of merger and should not be considered as singly determinative of such decision.

        Banc of America Securities was selected by the Board as its financial advisor, and to render an opinion to the Board, because Banc of America Securities is a nationally recognized investment banking firm and because, as part of its investment banking business, Banc of America Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Banc of America Securities and its affiliates are engaged in a broad range of securities activities and financial services, including trading or otherwise effecting transactions in debt or equity securities of Triangle and Gilead or any of their affiliates for their own account and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities.

        Pursuant to a letter agreement, Triangle has agreed to pay Banc of America Securities a customary fee, which is contingent upon consummation of the Offer and subsequent Merger. Regardless of whether a transaction is proposed or completed, Triangle has agreed to reimburse Banc of America Securities, immediately upon Banc of America Securities' request, for all reasonable expenses, including reasonable fees and disbursements of Banc of America Securities' counsel, up to a specified maximum, and has agreed to indemnify Banc of America Securities against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Banc of America Securities, which are customary in transactions of this nature, were negotiated at arm's length between Triangle and Banc of America Securities, and the Board was aware of such arrangement, including the fact that Banc of America Securities' fee is contingent upon consummation of the Offer and subsequent Merger.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The Board retained Banc of America Securities pursuant to an Engagement Letter, dated November 20, 2002. Under the terms of that Engagement Letter, Banc of America Securities will be entitled to a transaction fee equal to 0.90% of the aggregate consideration (the "Transaction Fee") upon successful completion of the Merger. Triangle has also agreed to reimburse Banc of America Securities for reasonable out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel, up to $100,000, and to indemnify Banc of America Securities and related parties against certain liabilities arising out of the engagement of Banc of America Securities. In the ordinary course of its business, Banc of America Securities and its affiliates may actively trade the debt and equity securities of Triangle and Gilead for its or its affiliates own account or for the accounts of customers and, accordingly, it or its affiliates may at any time hold long or short positions in such securities.

        Banc of America Securities or its affiliates have provided and may in the future provide financial advisory and financing services for Triangle and Gilead and have received or will receive fees for the rendering of these services. A Managing Director of Banc of America Securities owns 1,000 shares of Common Stock.

        Neither Triangle nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Other than the transactions listed below, no transactions in the Shares have been effected during the past 60 days by Triangle or, to the best of its knowledge, by any executive officer, director, affiliate or subsidiary of Triangle. Notwithstanding the foregoing, in connection with the execution of the Merger Agreement, and in order to induce Gilead and the Purchaser to enter into the Merger Agreement, (i) stockholders owning approximately 41% of the Shares outstanding as of December 3, 2002, have agreed to tender the Shares held by them in the Offer and (ii) certain of such stockholders holding approximately 40% of the Shares outstanding as of December 3, 2002 have also agreed to vote their Shares in favor of the Merger and otherwise as provided in the Stockholder Agreements. In addition, on November 26, 2002, Triangle issued 250 Shares at an exercise price of $2.55 per share as a result of the exercise of vested stock options by a former (non-executive officer) employee of Triangle.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The purpose of the Offer is for Gilead to acquire control of, and the entire equity interest in, Triangle. The Offer is being made pursuant to the Merger Agreement. As promptly as practicable following the purchase of Shares pursuant to the Offer and after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the Purchaser intends to acquire any remaining equity interest in Triangle not acquired in the Offer by completion of the Merger.

          (1)  (a)    Except as indicated in Items 3 and 4 above (other than the discussions therein of negotiations previously conducted with third parties) no negotiations are being undertaken or are underway by Triangle in response to the Offer which relate to a tender offer or other acquisition of Triangle's securities by Triangle, any subsidiary of Triangle or any other person.

              (b)    Except as indicated in Items 3 and 4 above (other than the discussions therein of negotiations previously conducted with third parties) no negotiations are being undertaken or are underway by Triangle in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Triangle or any subsidiary of Triangle, (2) any purchase, sale or transfer of a material amount of assets of Triangle or any subsidiary of Triangle, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Triangle.

          (2)  Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, or agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Information Statement

        Information Statement.    The Information Statement provided pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder and attached as Schedule I to this Schedule 14D-9 is being furnished in connection with the possible designation by Gilead, pursuant to the Merger Agreement, of certain persons to be appointed to the Board upon the acceptance for payment of the Shares by the Purchaser in the Offer, other than at a meeting of Triangle's stockholders as described in Item 3 above, and is incorporated herein by reference.

        Vote Required to Approve the Merger.    Triangle is incorporated under the laws of the State of Delaware and is subject to the DGCL. The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the exercise of its rights under the Top-Up Option (as defined in the Merger Agreement) or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after completion of the Offer without a vote by Triangle's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, the exercise of its rights under the Top-Up Option or otherwise, a vote of Triangle's stockholders will be required under the DGCL to effect the Merger. If all the conditions for the Offer are met, but the Purchaser would hold less than 90%, of the issued and outstanding Shares following completion of the Offer, the Purchaser may extend the Offer for an additional period not to exceed an aggregate of ten business days for the purpose of attempting to obtain 90% of the issued and outstanding Shares in the Offer, provided that the Purchaser is required to immediately accept and promptly pay for all Shares tendered prior to the date of such an extension.

        The Merger Agreement provides that, if the adoption of the Merger Agreement by Triangle's stockholders is required by law in order to complete the Merger, Triangle will take all action necessary under all applicable legal requirements to call, give notice of and hold a stockholders' meeting to vote on the adoption of the Merger Agreement (the "Special Meeting"). As promptly as practicable following the acceptance for payment of the Shares by the Purchaser in the Offer (and following the expiration of any subsequent offering period), if the adoption of the Merger Agreement by Triangle's stockholders is required by law in order to complete the Merger, Triangle will prepare and file with the SEC and will thereafter mail to its stockholders a proxy statement of Triangle and all other proxy materials for the Special Meeting. The Merger Agreement provides that Gilead will vote all Shares beneficially owned by it in favor of the adoption of the Merger Agreement and the completion of the Merger at the Special Meeting. If the Minimum Condition (as defined in the Merger Agreement) is satisfied, Purchaser will be able to approve the Merger without the vote of any other stockholder.

        Appraisal Rights.    Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing, and who fully complies with and meets all of the requirements of the provisions of Section 262 of the DGCL ("Section 262") will have certain rights to dissent and demand appraisal of his or her Shares, and such Shares will not be converted into the right to receive the Offer Price. Instead, under Section 262, dissenting stockholders will only be entitled to receive payment of the fair value of their Shares in cash, together with a fair rate of interest, if any, in accordance with Section 262.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL in connection with the Merger fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw his demand for appraisal by delivering to Triangle a written withdrawal of his demand for appraisal and acceptance of the Merger. The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps that Section 262 requires for perfecting appraisal rights may result in the loss of those rights.

        See Section 12—"Purpose of the Offer and the Merger; Plans for Triangle; The Merger Agreement; The Stockholder Agreements; The Convertible Loan" in the Offer to Purchase, which has been filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference, for a further discussion of these appraisal rights.

        The Rights Agreement.    On December 3, 2002, Triangle and the Rights Agent amended the Rights Agreement to provide that no person or entity would be deemed an "Acquiring Person" under the Rights Agreement by reason of any transaction contemplated by the Merger Agreement, the Stockholder Agreements, the Convertible Note or the Investor Rights Agreement and that none of the transactions contemplated by the Merger Agreement, the Stockholder Agreements, the Convertible Note or the Investor Rights Agreement would trigger the ability to exercise any rights under the Rights Agreement. Copies of the Rights Agreement and amendments to the Rights Agreement made on June 2, 1999, August 24, 2001, July 30, 2002 and December 3, 2002, have been filed as Exhibits (e)(7) through (e)(11) hereto, and each is incorporated herein by reference.

        Rule 13e-3.    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. Rule 13e-3 should not be applicable to the Merger if the Merger is completed within one year after the expiration or termination of the Offer and the price paid in the Merger is not less than the per Share price paid pursuant to the Offer. However, if the Purchaser is deemed to have acquired control of Triangle pursuant to the Offer and if the Merger is completed more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby stockholders of Triangle receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Triangle and certain information relating to the fairness of the Merger or such alternative transaction and the consideration offered to minority stockholders in the Merger or such alternative transaction, be filed with the SEC and disclosed to stockholders prior to completion of the Merger or such alternative transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in Triangle being able to terminate its Exchange Act registration. If such registration were terminated, Rule 13e-3 would be inapplicable to any such future Merger or such alternative transaction.

        Effect of the Offer on the Market for the Shares, Stock Market Listing and Exchange Act Registration.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

        Even if the Merger is not completed, if Shares are accepted for payment in the Offer, Triangle may no longer meet the requirements for continued listing on The Nasdaq National Market, depending upon the number of Shares accepted for payment in the Offer. According to Nasdaq's published guidelines, Nasdaq would consider disqualifying Shares for listing on The Nasdaq National Market if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, or the market value of publicly held Shares over a 30-consecutive business day period is less than $5 million. Shares that are held by directors or officers of Triangle, or by any beneficial owner of more than 10% of the Shares, are not considered to be publicly held for this purpose. As of December 3, 2002, there were 76,904,133 Shares outstanding. If, as a result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such shares are either no longer eligible for

The Nasdaq National Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

        If the purchase of Shares pursuant to the Offer causes the Shares to no longer meet the requirements for continued inclusion in The Nasdaq National Market, the market for Shares will be adversely affected. It is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. Under such circumstances, however, the extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

        The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Triangle to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more record holders. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Triangle to holders of the Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement pursuant to sections 14(a) and 14(c) of the Exchange Act in connection with meetings of Triangle's stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to Triangle. Furthermore, the ability of "affiliates" of Triangle and persons holding "restricted securities" of Triangle to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended may be impaired or eliminated if the Shares are no longer registered under the Exchange Act.

        The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System, or "Federal Reserve Board," which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for loans made by brokers.

        Promptly upon completion of the Merger, Gilead currently intends to cause Triangle to delist the Shares from The Nasdaq National Market and does not intend to qualify them for quotation on any other market or exchange. Gilead intends to seek to cause Triangle to apply for termination of registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

        Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the acquisition of Shares under the Offer may not be completed until notifications have been given to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the specified waiting period requirements have been satisfied. Pursuant to the requirements of the HSR Act, Gilead, on behalf of itself and the Purchaser, filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on December 9, 2002. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., Eastern Time, on December 24, 2002 unless the Antitrust Division and the FTC terminate the waiting period prior thereto or Gilead receives a request for additional information or documentary material relevant to the Offer. If a request for additional information or documentary material is made, the waiting period will be extended until

11:59 p.m., Eastern Time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order. In practice, complying with a request for additional information can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay completion of the transaction while such negotiations continue.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of Triangle. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary, including seeking to enjoin the purchase of Shares pursuant to the Offer or the completion of the Merger, or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Triangle or its subsidiaries or Gilead or its subsidiaries. In this regard, the Merger Agreement provides that at the request of Gilead, Triangle will divest, sell, license, dispose of, hold separate or otherwise take or commit to take any action that limits the ability of Triangle or either of its subsidiaries to operate or retain any of the businesses, product lines or assets of Triangle or either of its subsidiaries, provided that any such action is conditioned upon the completion of the transactions contemplated by the Merger Agreement. However, under the Merger Agreement Gilead does not have any obligation: (i) to dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause Triangle or either of its subsidiaries to dispose of any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue developing or offering any product; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any person, any right with respect to any of its products for any indication, or any other intellectual property or intellectual property right, or to commit to cause Triangle or either of its subsidiaries to license or otherwise make available to any person any right with respect to Emtricitabine (as defined in the Merger Agreement) or any other material Company Pharmaceutical Product (as defined in the Merger Agreement) for any indication, or any related intellectual property or intellectual property right; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the completion of the Merger), or to commit to cause Triangle or either of its subsidiaries to hold separate any assets or operations; or (v) to make or cause any of its subsidiaries to make any commitment (to any governmental body or otherwise) regarding its future operations or the future operations of Triangle or either of its subsidiaries.

        Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer, the completion of the Merger or the tender of the Shares pursuant to the Stockholder Agreements on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

        See Section 13—"Certain Conditions to the Offer" of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

        The antitrust and competition laws of certain foreign countries may apply to the Offer and the Merger and filings and notifications may be required. The Purchaser, Gilead and Triangle are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extent required.

        State Anti-Takeover Laws—Delaware.    Triangle is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (generally defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board and the Board has taken all actions necessary to exempt the Merger Agreement, the Stockholder Agreements, the Offer, the Merger and the other transactions contemplated by the Merger Agreement from the provisions of Section 203. See Section 14 —"Certain Legal Matters" in the Offer to Purchase, which has been filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference, for a further discussion of these provisions of Delaware law.

        State Takeover Laws—Other.    A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Triangle, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described in the Offer to Purchase, it is not known whether any of these laws will, by their terms, apply to the Offer or the Merger and the Purchaser has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, it is believed that there are reasonable bases for contesting such laws.

        In 1982, in a case named Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. In 1987, however, in a case named CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in a case named TLX Acquisition Corp. v. Telex Corp., a Federal District Court located in the State of Oklahoma ruled that certain Oklahoma statutes were unconstitutional insofar as they purported to apply to corporations incorporated outside of the State of Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in a case named Tyson Foods, Inc. v. McReynolds, a Federal District Court located in the State of Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside of the State of Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court located in the State of Florida held in a case named Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of the State of Florida.

ITEM 9.    EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 16, 2002*+
(a)(1)(B)	Form of Letter of Transmittal*+
(a)(1)(C)	Form of Notice of Guaranteed Delivery*+
(a)(1)(D)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+
(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on December 16, 2002*
(a)(1)(H)	Press release jointly issued by Triangle Pharmaceuticals, Inc. and Gilead Sciences, Inc. on December 4, 2002**
(a)(2)	Letter to Stockholders from Daniel Welch, Executive Officer of Triangle Pharmaceuticals, Inc. dated December 16, 2002+
(a)(5)	Opinion of Banc of America Securities LLC to the Board of Directors of Triangle Pharmaceuticals, Inc. dated December 3, 2002 (incorporated by reference to Schedule II attached to the Schedule 14D-9)
(e)(1)	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.**+
(e)(2)	Form of Stockholder Agreement without voting provisions, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and certain stockholders of Triangle Pharmaceuticals, Inc.*+
(e)(3)	Form of Stockholder Agreement with voting provisions, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and certain stockholders of Triangle Pharmaceuticals, Inc.*+
(e)(4)	7.50% Convertible Promissory Note, dated as of December 9, 2002, by and between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.***+
(e)(5)	Investor Rights Agreement, dated as of December 9, 2002, by and between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.***+
(e)(6)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9) +
(e)(7)	Rights Agreement, dated as of February 1, 1999 between American Stock Transfer & Trust Company and Triangle (incorporated by reference to Form 8-A filed by Triangle on February 10, 1999)
(e)(8)	Amendment to Rights Agreement, dated as of June 2, 1999 between American Stock Transfer & Trust Company and Triangle (incorporated by reference to Form 8-A/A filed by Triangle on June 18, 1999)
(e)(9)	Amendment to Rights Agreement, dated as of August 24, 2001 between American Stock Transfer & Trust Company and Triangle (incorporated by reference to Form 8-K filed by Triangle on August 24, 2001)

(e)(10)	Amendment to Rights Agreement, dated as of July 30, 2002 between American Stock Transfer & Trust Company and Triangle (incorporated by reference to Form 8-A/A filed by Triangle on July 31, 2002)
(e)(11)	Amendment to Rights Agreement, dated as of December 3, 2002 between American Stock Transfer & Trust Company and Triangle (incorporated by reference to Form 8-A/A filed by Triangle on December 4, 2002)
(e)(12)	Confidentiality Agreement, dated November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.*
(g)	None

*
Incorporated by reference to Schedule TO filed by Gilead and the Purchaser on December 16, 2002

**
Incorporated by reference to Form 8-K filed by Triangle on December 4, 2002

***
Incorporated by reference to Form 8-K filed by Triangle on December 10, 2002

+
Included in copies mailed to Triangle's stockholders

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIANGLE PHARMACEUTICALS, INC.
By:	/s/ DANIEL G. WELCH Daniel G. Welch Chairman and Chief Executive Officer

Dated:    December 16, 2002

SCHEDULE I

         TRIANGLE PHARMACEUTICALS, INC.
4 University Place
4611 University Drive
Durham, North Carolina 27707

Information Statement Pursuant to
Section 14(f) of the Securities Exchange
Act of 1934 and Rule 14f-1 Thereunder

No vote or other action of Stockholders of Triangle Pharmaceuticals, Inc. is required in connection with this information statement. No proxies are being solicited and you are requested not to send a proxy to Triangle Pharmaceuticals, Inc.

        This Information Statement is being mailed on or about December 16, 2002, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Triangle Pharmaceuticals, Inc. ("Triangle") with respect to the tender offer by Simbolo Acquisition Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation ("Gilead"), to the holders of record of shares of common stock, par value $0.001 per share, of Triangle (the "Triangle Common Stock" or the "Shares"). Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Schedule 14D-9.

        On December 3, 2002, Triangle entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gilead and the Purchaser, pursuant to which the Purchaser commenced a tender offer to purchase all outstanding Shares for a purchase price of $6.00 per share, net to the seller in cash (without interest thereon) (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Following the purchase by the Purchaser of Shares in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Triangle (the "Merger"), with Triangle surviving the Merger as a wholly-owned subsidiary of Gilead, and all Shares not purchased in the tender offer will be converted into the right to receive $6.00 per Share, net in cash (without interest thereon). The Offer and the Merger are described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Gilead and Purchaser with the Securities and Exchange Commission (the "SEC") on December 16, 2002. The Purchaser commenced the Offer on December 16, 2002. The Offer is scheduled to expire at midnight, New York City time, on January 15, 2003, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

        The Merger Agreement requires Gilead's designees to be appointed to the board of directors of Triangle (the "Board") under certain circumstances described below.

        You are receiving this Information Statement in connection with the possible election of Gilead's designees to at least a majority of the seats on the Board. This Information Statement is required by, and is being mailed to you in accordance with, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with the appointment or designation of the Purchaser's designees to the Board. The information set forth in this Information Statement supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

        The information contained in this Information Statement (including information incorporated by reference) concerning the Purchaser, Gilead and Gilead's designees has been furnished to Triangle by the Purchaser, and Triangle assumes no responsibility for the accuracy or completeness of such information.

Right to Designate Directors

        The Merger Agreement provides that effective upon the acceptance by the Purchaser of any Shares for payment pursuant to the Offer (the "Acceptance Date"), Gilead shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board (the "Post-Acceptance Board") equal to the product of: (1) the total number of directors on the Board (giving effect to the election of any additional directors under the Merger Agreement); and (2) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Gilead or the Purchaser (including all Shares accepted for payment pursuant to the Offer) and having a denominator equal to the total number of Shares then outstanding. At Gilead's request on or after the Acceptance Date, Triangle shall use its reasonable best efforts to take all actions (including, to the extent necessary, obtaining resignations of incumbent directors and increasing the number of authorized directors) necessary to cause Gilead's designees to be elected or appointed to the Board. In connection with the designation by Gilead of individuals to serve on the Board, Triangle shall (to the extent requested by Gilead) use its reasonable best efforts to cause individuals designated by Gilead to constitute the number of members, rounded up to the next whole number, on (a) each committee of the Board and (b) the Board of each subsidiary of Triangle (and each committee thereof) that represents at least the same percentage as individuals designated by Gilead represented on the Board.

        The Merger Agreement also provides that Triangle shall use its reasonable best efforts to ensure that, at all times prior to the effective time of the Merger, at least two of the members of the Board are individuals who were directors of Triangle on the date of the Merger Agreement (the "Continuing Directors"); except that (1) if at any time prior to the effective time of the Merger there shall be only one Continuing Director serving as a director of Triangle for any reason, then the Board shall cause an individual selected by the remaining Continuing Director to be designated to serve on the Board (and such individual shall be deemed to be a Continuing Director), and (2) if at any time prior to the effective time of the Merger no Continuing Directors then remain, then the Board shall designate two individuals to serve on the Board who are not officers, employees or affiliates of Triangle, Gilead or the Purchaser (and such individuals shall be deemed to be Continuing Directors).

        Following the election or appointment of Gilead's designees and until the effective time of the Merger, the approval of a majority of the Continuing Directors shall be required to authorize any Adverse Action. "Adverse Action" means any of the following actions of Triangle, to the extent the action in question could reasonably be expected to affect adversely the holders of Shares (other than Gilead or the Purchaser): (1) any action by Triangle with respect to any amendment or waiver of any term or condition of the Merger Agreement, the Merger, the Convertible Note, the Investor Rights Agreement or the certificate of incorporation or bylaws of Triangle; (2) any termination or rescission of the Merger Agreement, the Merger, the Convertible Note or the Investor Rights Agreement by Triangle; (3) any extension by Triangle of the time for the performance of any of the obligations or other acts of Gilead or the Purchaser, or any waiver or assertion of any of Triangle's rights under the Merger Agreement, the Convertible Note or the Investor Rights Agreement; or (4) any other consent or action by the Board with respect to the Merger Agreement, the Merger, the Convertible Note or the Investor Rights Agreement. The approval by a majority of the Continuing Directors of any Adverse Action shall constitute the valid authorization of the Board with respect to such Adverse Action, and no other action on the part of Triangle or by any other director of Triangle shall be required to authorize such Adverse Action.

Purchaser Designees

        The Purchaser has informed Triangle that it will choose its designees to the Board from the executive officers of Gilead and/or the Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of Triangle. The information with respect to such individuals in Schedule I is incorporated herein by reference. The Purchaser has informed Triangle that each of the executive officers of Gilead and/or the Purchaser listed in Schedule I of the Offer to Purchase who may be chosen has consented to act as a director of Triangle, if so designated.

        Based solely on the information set forth in Schedule I of the Offer to Purchase filed by the Purchaser, none of the executive officers of Gilead and/or the Purchaser listed in Schedule I of the Offer to Purchase (1) is currently a director of, or holds any position with, Triangle, or (2) has a familial relationship with any directors or executive officers of Triangle. Triangle has been advised that, to the best knowledge of the Purchaser and Gilead, none of the executive officers of Gilead and/or the Purchaser listed in Schedule I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Triangle and none have been involved in any transactions with Triangle or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        The Purchaser has informed Triangle that, to the best of its knowledge, none of the executive officers of Gilead and/or the Purchaser listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that the Purchaser's designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than January 15, 2003, and that, upon assuming office, the Purchaser's designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of Triangle will resign.

Certain Information Concerning Triangle

        The authorized capital stock of Triangle consists of (a) 175,000,000 Shares and (b) 10,000,000 shares of preferred stock, $0.001 par value per share (the "Preferred Stock"). As of the close of business on December 3, 2002, there were 76,904,133 Shares and no shares of Preferred Stock outstanding. Each Share entitles the record holder to one vote.

        Triangle's Bylaws currently set the number of directors at nine. Messrs. Hen, McFadden and Welch will hold office until the next annual meeting in 2003; Messrs. Fleming and Leff and Drs. Grabowski and Gillings will hold office until the annual meeting in 2004; and Dr. Evnin and Mr. Rallis will hold office until the annual meeting in 2005 or, in each case, until their successors have been elected or until they resign. If any director resigns, dies or is otherwise unable to serve out his term, or the Board increases the number of directors, the Board may fill the vacancy until the next annual meeting of stockholders.

Information about Triangle Directors and Executive Officers

Triangle's Current Directors and Executive Officers

        The Board oversees Triangle's business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the chief executive officer, other key executives and Triangle's principal external advisers (legal counsel, outside auditors, investment bankers and other consultants), reading reports and other materials that Triangle sends them and by participating in board and committee meetings.

        The Board met five times and acted by written consent seven times during fiscal 2001. Each incumbent director attended at least 75% of the total number of Board and committee meetings, of which the director was a member, held in fiscal 2001, except Mr. McFadden, who attended 75% of the meetings of the Board but less than 75% of the meetings of the Audit Committee.

        Set forth below are the name, age and position of each director and executive officer of Triangle as of December 3, 2002.

Name	Age	Position(s) With Triangle
Robert F. Amundsen, Jr.	48	Executive Vice President and Chief Financial Officer
Paul A. Dreyer	52	Executive Vice President, Commercial Operations and Business Development
Anthony B. Evnin(1)	61	Director
R. Andrew Finkle	42	Executive Vice President, General Counsel and Secretary
Standish M. Fleming(2)	55	Director
Dennis B. Gillings	58	Director
Henry G. Grabowski(2)	62	Director
Stewart J. Hen	35	Director
Jonathan S. Leff(1)	34	Director
George McFadden(1)(2)	61	Director
Anne F. McKay	48	Executive Vice President, Drug Regulatory Affairs
Chris A. Rallis	49	Director and President, Chief Operating Officer
Franck S. Rousseau	45	Chief Medical Officer, Executive Vice President, Research & Development and Medical Affairs
Daniel G. Welch	44	Chairman, Chief Executive Officer

(1)
Member of the Compensation Committee.
(2)
Member of the Audit Committee.

        There are no family relationships among the directors or executive officers. There are no material proceedings to which any director or executive officer, or any associate of any such director or executive officer, is a party adverse to Triangle or any subsidiary of Triangle or has a material interest adverse to Triangle or any subsidiary of Triangle.

The Committees of The Board

        The Board has an audit committee and a compensation committee. The full Board nominates the directors who are to serve on these committees. To assist the Compensation Committee in administering benefit plans for non-executive employees, the Board designated a Secondary Committee, which is composed of Mr. Welch and Mr. Leff. The Secondary Committee acted by written consent 14 times in 2001.

The Audit Committee

        The Audit Committee oversees Triangle's independent auditors and reviews Triangle's internal financial procedures and controls. Messrs. Fleming and McFadden and Dr. Grabowski serve as members of the Audit Committee. The Audit Committee met five times during fiscal 2001.

        The Board adopted and approved a charter for the Audit Committee in May 2000. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

The Compensation Committee

        The Compensation Committee has overall responsibility for Triangle's compensation policies and determines the compensation payable to Triangle's executive officers, including their participation in Triangle's employee benefit and stock option plans. Dr. Evnin and Messrs. McFadden and Leff currently serve as members of the Compensation Committee. The Compensation Committee acted by written consent four times in fiscal 2001.

Directors and Executive Officers

        The following are brief biographies of each director and executive officer of Triangle (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). Unless otherwise indicated, to the knowledge of Triangle, no director or executive officer of Triangle has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Triangle was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Robert F. Amundsen, Jr., M.B.A. has served as Executive Vice President and Chief Financial Officer since July 2000. Before joining Triangle, Mr. Amundsen served for seven years at Covance Biotechnology Services, Inc., most recently as Executive Vice President of Finance and Planning and Chief Financial Officer. While at Covance, Mr. Amundsen played a key role in leading Covance from start-up to maturity, including the securing of financing and the direction of Covance's strategic planning. In addition, Mr. Amundsen's financial experience includes service as Senior Vice President of Finance and Administration and Chief Financial Officer at Applied Bioscience International, Inc., and Vice President of Finance and Administration and Chief Financial Officer at Pharmaco Dynamics Research, Inc., and Controller at Tessco, Inc. Mr. Amundsen received his B.A. from Dartmouth College and M.B.A. from University of Texas.

        Paul A. Dreyer, M.B.A. has served as Executive Vice President of Commercial Operations and Business Development since October 2000, as Vice President, Marketing and Sales from June 1999 through September 2000, and as Vice President, Sales from April 1998 through May 1999. Prior to joining Triangle, Mr. Dreyer had been at GlaxoSmithKline plc, Glaxo, as Group Director of Sales and Marketing in Dermatology since August 1995. Mr. Dreyer was previously at Burroughs Wellcome Co. for twenty-three years, where he held positions in Marketing, Sales and Business Development. Mr. Dreyer received his B.A. from Rutgers College and M.B.A. from Rutgers Graduate School of Management.

        Anthony B. Evnin, Ph.D. has served as a director of Triangle since November 1995 and as a member of the Compensation Committee since June 1996. Since 1975, Dr. Evnin has been a general partner of Venrock Associates, a venture capital firm. Dr. Evnin received an A.B. in chemistry from Princeton University and a Ph.D. in chemistry from Massachusetts Institute of Technology. Dr. Evnin is currently a director of ten privately-held companies and the following publicly-held companies: Caliper Technologies Corp., a diagnostics company, and Sonic Innovations, Inc., a hearing aid company.

        R. Andrew Finkle, J.D. has served as Executive Vice President, General Counsel and Secretary since July 2000. Prior to joining Triangle, Mr. Finkle served for four years as Vice President, Assistant General Counsel and Head of Regulatory Affairs at Sterling Diagnostic Imaging, Inc./AGFA Corporation, a former subsidiary of Bayer A.G. Mr. Finkle's legal experience includes eight years as legal counsel to Societe Nationale Elf Aquitaine/PCS, Inc. and private practice. Mr. Finkle's practice has concentrated on strategic business and international transactions, mergers and acquisitions, FDA compliance and intellectual property management. Mr. Finkle received his B.A. from Washington and Lee University and a J.D. from the University of Virginia School of Law.

        Standish M. Fleming has served as a director of Triangle since July 1995 and as chairman of the Audit Committee since June 1996. Since April 1993, Mr. Fleming has been a general partner of Forward Ventures, a venture capital firm. Mr. Fleming also served in an advisory position with Forward Ventures from February 1992 through April 1993. Prior to that, Mr. Fleming joined Ventana, a venture capital firm, in 1986 and served as a fund manager from January 1990 through January 1992. Mr. Fleming received a B.A. in English from Amherst College and an M.B.A. from the University of California, Los Angeles. Mr. Fleming currently serves as a director of seven privately-held companies.

        Dennis B. Gillings, Ph.D. has served as a director of Triangle since May 1998. Dr. Gillings is Chairman of Quintiles Transnational Corp., which he founded in 1982. Quintiles Transnational Corp. is a provider of contract research, sales and marketing services to the pharmaceutical, biotechnology and medical device industries. Dr. Gillings served as a professor at the University of North Carolina at Chapel Hill from 1972 to 1988, and he currently serves on the University of North Carolina School of Public Health Foundation Board. Dr. Gillings received a Diploma in mathematical statistics from the University of Cambridge in 1967 and a Ph.D. in mathematics from the University of Exeter, England, in 1972. Dr. Gillings is currently a director of one privately-held company.

        Henry G. Grabowski, Ph.D. has served as a director of Triangle since May 1998 and as a member of the Audit Committee since June 1998. Dr. Grabowski has served as a professor in the Economics Department, Duke University, since 1976 and as the Director of the Program in Pharmaceuticals and Health Economics, Duke University, since 1983. Dr. Grabowski is considered a leader in the field of, and has authored and co-authored numerous books, monographs and articles concerning pharmaceutical regulation and innovation. Dr. Grabowski has served as an advisor to numerous private and public organizations, including the Institute of Medicine, the National Science Foundation and the General Accounting Office. Dr. Grabowski is an adjunct scholar at the American Enterprise Institute and he currently serves as Associate Editor of The Quarterly Review of Economics and Finance and the Journal of Research In Pharmaceutical Economics. Dr. Grabowski received a B.S. in engineering physics from Lehigh University in 1962 and a Ph.D. in economics from Princeton University in 1967.

        Stewart J. Hen has served as a director of Triangle since August 2001. Mr. Hen has been a Vice President of Warburg Pincus LLC, a venture capital and private equity firm, since 2000. From 1996 to 2000, Mr. Hen was a consultant in the Pharmaceutical and Medical Products Practice at McKinsey & Company. Mr. Hen worked at Merck & Company from 1991 to 1994. Mr. Hen received an M.B.A. from The Wharton School, an M.S. in biochemical engineering from Massachusetts Institute of Technology, and a B.S. in chemical engineering from the University of Delaware. Mr. Hen is currently a director of two publicly-held companies: The Medicines Co. and Synaptic Pharmaceutical Corporation.

        Jonathan S. Leff has served as a director of Triangle since August 2001, as a member of the Compensation Committee since August 2001 and as a member of the Secondary Committee since February 2002. Mr. Leff joined Warburg Pincus in 1996 and is currently a Managing Director. Mr. Leff received an A.B. in government from Harvard College and an M.B.A. from Stanford University School of Business. Mr. Leff is currently a director of the following publicly-held companies: Intermune, Inc., Synaptic Pharmaceutical Corporation, Transkaryotic Therapies, Inc. and Zymogenetics, Inc.

        George McFadden has served as a director of Triangle since November 1995, as a member of the Compensation Committee since June 1996 and as a member of the Audit Committee since June 2000. Since 1979, Mr. McFadden has served as a general partner of McFadden Brothers, an investment company. Mr. McFadden received a B.A. in business from Vanderbilt University and an M.B.A. from Columbia University. Mr. McFadden is currently a director of four privately-held companies.

        Anne F. McKay has served as Executive Vice President, Drug Regulatory Affairs since October 2000, and as Vice President, Drug Regulatory Affairs from October 1996 through September 2000. Prior to joining Triangle, Ms. McKay served as Director of Regulatory Affairs with Medco Research, Inc. Prior to that, Ms. McKay served as Director of Regulatory Affairs, North America, and held various other regulatory positions during a 15-year tenure at Burroughs Wellcome. Ms. McKay's department was responsible for providing support for various FDA submissions, including the NDA submissions for AZT and acyclovir. Ms. McKay received her B.S. in animal science from Michigan State University.

        Chris A. Rallis, J.D. has served as a director of Triangle and as President and Chief Operating Officer since March 2000, as a member of the Secondary Committee from March 2000 to October 2002, as Executive Vice President, Business Development and General Counsel from August 1999 through February 2000, and as Vice President, Business Development, General Counsel and Secretary from November 1995 through July 1999. Prior to joining Triangle, Mr. Rallis served in the following positions with Burroughs Wellcome: Vice President, Planning and Business Development; Director, Planning and Business Development; and Assistant General Counsel. During Mr. Rallis' tenure at Burroughs Wellcome, his department was responsible for finalizing licensing agreements with Emory University and Vertex Pharmaceuticals Incorporated, and a consumer healthcare joint venture with Warner-Lambert Company. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University.

        Franck S. Rousseau, M.D. has served as Executive Vice President, Medical Affairs and Chief Medical Officer since August 1999, and has also served as Executive Vice President, Research and Development, since October 2002. Dr. Rousseau previously served as Vice President, Medical Affairs and Chief Medical Officer from March 1997 through July 1999. From 1995 through March 1997, Dr. Rousseau served as Associate Director, International Antiviral Clinical Research for Glaxo. Prior to joining Glaxo, Dr. Rousseau was Director of Infectious Diseases and HIV Clinical Research at Wellcome France from 1993 through 1995. From 1990 through 1993, Dr. Rousseau was a Clinical Research Physician with the French National Agency for Research Against AIDS. Dr. Rousseau has been involved with the clinical development of several anti-HIV drugs. Dr. Rousseau received the equivalent of a B.A. from the University of Paris and his M.D. from the University of Paris, College of Medicine.

        Daniel G. Welch, M.B.A. has served as Chairman and Chief Executive Office of Triangle since August 2002 and as a member of the Secondary Committee since October 2002. Mr. Welch previously was President, Biopharmaceuticals at Elan Corporation from October 2000 to July 2002 where he was responsible for the worldwide activities of Elan's largest business unit, including the U.S. commercial operation, the international subsidiaries, the R&D function and the diagnostics businesses. From 1987 to 2000, Mr. Welch held various executive positions at Sanofi-Synthelabo and its predecessor companies Sanofi and Sterling Winthrop, including Vice President Worldwide Marketing and Executive Vice President and Chief Operating Officer of U.S. operations. Prior to that, Mr. Welch was with American Critical Care, a division of American Hospital Supply, which was subsequently acquired by DuPont Pharmaceuticals, Inc. Mr. Welch holds a B.B.A. in marketing from the University of Miami and an M.B.A. from the University of North Carolina.

Compensation of Directors

        Triangle reimburses its non-employee directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Board. In addition, under the Automatic Option Grant Program of the Amended and Restated 1996 Stock Incentive Plan (the "Plan"), each individual who first becomes a non-employee Board member, whether through election by the stockholders or appointment by the Board, is automatically granted, at the time of the initial election or appointment an option to purchase 7,500 shares of Triangle Common Stock plus an additional 7,500 shares for each full or partial year of the term for which he was elected or appointed.

On each re-election, each non-employee Board member will receive an additional option to purchase 7,500 shares for each full or partial year of the term for which the non-employee Board member is re-elected to the Board. There is no limit on the number of automatic option grants any one director may receive over his period of service on the Board, and non-employee Board members who have previously been in Triangle's employ or who have otherwise received a stock option grant from Triangle are eligible to receive one or more annual option grants over their period of continued service on the Board.

        Each option granted under the Automatic Option Grant Program under the Plan is subject to the following terms and conditions:

        1.    The exercise per share will be equal to 100% of the fair market value per share on the option grant date and a maximum term of ten years measured from that grant date.

        2.    Provided the optionee continues to serve as a member of the Board, the initial automatic option grant will vest and become exercisable with respect to 7,500 shares on the day the non-employee Board member is first elected or appointed to the Board and with respect to an additional 7,500 shares on the day immediately preceding the date of each subsequent annual stockholders meeting until the automatic option grant is fully vested and exercisable. Each subsequent automatic option grant will vest and become exercisable with respect to 7,500 shares on the day immediately preceding the date of each subsequent annual stockholders meeting until the automatic option grant is fully vested and exercisable.

        3.    No portion of any automatic option grant will vest after the optionee has ceased to be a member of the Board.

        4.    Each outstanding automatic option will become immediately exercisable for all the shares subject to the option should any of the following events occur while the optionee continues on the Board: (i) the optionee's death or permanent disability, (ii) an acquisition of Triangle by merger or asset sale or (iii) a hostile take-over, whether effected through a successful tender offer for more than 50% of the outstanding voting stock or through a change in the majority of the Board as a result of one or more contested elections.

        5.    An optionee will have a 12-month period after he is no longer on the Board to exercise his outstanding automatic option grants for any or all of the option shares for which those options are exercisable at the time the person ceases being on the Board.

        6.    All options granted under the Automatic Option Grant Program include a limited stock appreciation right which entitles the holder to surrender his outstanding automatic options for a cash distribution in the event of a hostile tender offer for more than 50% of the Shares. The cash distribution will be in an amount per surrendered option share equal to the excess of (i) the highest reported price per share of Triangle Common Stock paid in the tender offer over (ii) the option exercise price payable per share. No additional approval of the plan administrator or the Board will be required at the time of the actual option surrender or cash distribution.

        Under the Automatic Option Grant Program described above, the following options were granted under the Plan to non-employee directors upon their re-election to the Board at the May 2001 Triangle stockholders' meeting: Mr. Fleming, Dr. Gillings and Dr. Grabowski each received an automatic option grant to purchase 22,500 Shares at an exercise price of $5.00 per share. At the July 2001 Board meeting to elect James Tyree to the Board as a non-employee director and under the Automatic Option Grant Program, Mr. Tyree received an automatic option grant to purchase 15,000 shares at an exercise price of $4.16 per share. Options to purchase 7,500 of the 15,000 shares were immediately exercisable when granted. Mr. Tyree resigned from the Board on July 30, 2002.

        At the August 2001 Board meeting electing Mr. Leff and Mr. Hen to the Board, as non-employee directors and under the Automatic Option Grant Program, Mr. Leff and Mr. Hen received automatic option grants to purchase 30,000 and 22,500 Shares, respectively, at an exercise price of $3.22 per share. Options to purchase 7,500 of the total Shares granted to each Mr. Leff and Mr. Hen were immediately exercisable when granted.

Executive Compensation

        The following table contains information concerning the aggregate compensation Triangle paid to Daniel G. Welch, our Chief Executive Officer, David W. Barry, our former Chief Executive Officer, Chris A. Rallis, President and Chief Operating Officer, the four additional most highly compensated executive officers as of December 31, 2001 (collectively referred to as the "Named Executive Officers") and Carolyn Underwood, a former officer of Triangle, for services rendered in all capacities to Triangle for the years ended December 31, 1999, 2000 and 2001. The aggregate amount of perquisites and other personal benefits, if any, did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each Named Executive Officer and has therefore been omitted.

SUMMARY COMPENSATION TABLE

							Long Term Compensation Awards Securities Underlying Options/SARS (#)
			Annual Compensation
Name and Principal Position	Year		Salary ($)		Bonus ($)				All Other Compensation ($)(1)
Daniel G. Welch Chairman of the Board of Directors and Chief Executive Officer	2001 2000 1999	(2) (2) (2)	— — —		— — —		— — —		— — —
Chris A. Rallis, J.D. President, Chief Operating Officer and Director	2001 2000 1999		308,196 255,919 209,405		— 76,775 282,524	(3)	50,000 97,500 30,000		3,700 3,530 3,375
Robert F. Amundsen, Jr. Executive Vice President and Chief Financial Officer	2001 2000 1999	(4) (4)	210,000 91,797 —		— 45,000 —		45,000 110,000 —		2,000 2,417 —	(5)
Anne F. McKay Executive Vice President, Drug Regulatory Affairs	2001 2000 1999		210,000 172,301 158,000	(6) (7)	— 54,690 92,400		30,000 57,304 29,862	(6) (7)	3,024 3,281 1,750
Franck S. Rousseau, M.D. Chief Medical Officer and Executive Vice President, Research and Development and Medical Affairs	2001 2000 1999		267,036 226,215 187,470	(8)	— 67,865 111,775		70,000 35,000 35,223	(8)	3,394 3,742 2,000
David W. Barry, M.D. (9) former Chairman and Chief Executive Officer	2001 2000 1999		320,004 263,500 250,950		— 100,000 170,000		10,000 60,000 50,000		30,609 28,289 26,111	(10) (10) (10)
George R. Painter, III, Ph.D. (11) former Executive Vice President, Research & Development	2001 2000 1999		252,396 213,813 161,620	(12)	— 64,145 105,150		30,000 35,000 38,416	(12)	2,822 3,005 2,086
Carolyn S. Underwood (13) former Executive Vice President, Commercial Operations	2001 2000 1999		— 183,283 194,215		— 90,055 108,988		— 20,000 32,937		217,100 36,710 105	(14) (14)

(1)
Represents the amounts paid 2001, 2000 and 1999 in the form of premiums for individual life insurance policies for the benefit of the Named Executive Officers and as matching 401(k) contributions in the following amounts for the following Named Executive Officers: Mr. Rallis, $2,000, $2,000 and $2,000; Mr. Amundsen, $2,000 and $417; Ms. McKay, $2,000, $2,000 and $1,750; Dr. Rousseau, $2,000, $2,000 and $2,000; Dr. Barry, $2,000, $1,956 and $1,863 and Dr. Painter, $2,000, $1,773 and $1,881.

(2)
Mr. Welch was not employed by Triangle prior to August 5, 2002.

(3)
Includes 6,235 shares of Triangle Common Stock granted to Mr. Rallis on June 25, 1999 under the Stock Issuance Program under the Plan. The fair market value per share on June 25, 1999 was $16.25.

(4)
Mr. Amundsen was not employed by Triangle prior to July 17, 2000.

(5)
Includes amounts paid by Triangle for income tax liabilities related to life insurance premiums.

(6)
Excludes an aggregate of $10,000 of Ms. McKay's salary earned in 2000 allocated toward the acquisition of options to purchase 2,304 shares of Triangle Common Stock under the Salary Investment Option Grant Program for $4.34 per underlying share. The options were granted on January 4, 2000, were fully vested as of December 31, 2000, and are exercisable at a price of $8.66 per share.

(7)
Excludes an aggregate of $10,000 of Ms. McKay's salary earned in 1999 allocated toward the acquisition of options to purchase 2,237 shares of Triangle Common Stock under the Salary Investment Option Grant Program for $4.468 per underlying share. The options were granted on January 29, 1999, were fully vested as of December 31, 1999, and are exercisable at a price of $8.938 per share.

(8)
Excludes an aggregate of $10,000 of Dr. Rousseau's salary earned in 1999 allocated toward the acquisition of options to purchase 2,237 shares of Triangle Common Stock under the Salary Investment Option Grant Program for $4.468 per underlying share. The options were granted on January 29, 1999, were fully vested as of December 31, 1999, and are exercisable at a price of $8.938 per share.

(9)
Dr. Barry died unexpectedly on January 28, 2002.

(10)
Includes amounts paid by Triangle for income tax liabilities related to life insurance premiums.

(11)
Dr. Painter's employment ended September 1, 2002.

(12)
Excludes an aggregate of $25,000 of Dr. Painter's salary earned in 1999 allocated toward the acquisition of options to purchase 5,594 shares of Triangle Common Stock under the Salary Investment Option Grant Program for $4.468 per underlying share. The options were granted on January 29, 1999, were fully vested as of December 31, 1999, and are exercisable at a price of $8.938 per share.

(13)
Ms. Underwood's employment ended October 31, 2000.

(14)
Includes payments made under an agreement between Triangle and Ms. Underwood. Under the terms of this agreement, Triangle agreed to make payments to Ms. Underwood through April 2002.

Individual Option Grants To Executive Officers During Fiscal Year 2001

        The following table contains information concerning stock option grants made to each of the Named Executive Officers during the year ended December 31, 2001. Triangle granted options to acquire an aggregate of 1,395,455 Shares to officers and employees in 2001. Triangle did not grant any stock appreciation rights to the Named Executive Officers during the year ended December 31, 2001.

        All options were granted under the Plan. Unless otherwise indicated, each option vests and becomes exercisable as follows: 25% after 12 months of service from the date of the option grant, indicated by footnote for each grant, and the remaining 75% thereafter in a series of 36-equal-monthly installments. Unless otherwise indicated, the shares subject to each option will immediately vest in the event Triangle is acquired by a merger or asset sale, unless the options are assumed by the acquiring entity. The options further provide that the shares subject to each option will immediately vest even if options are assumed by the acquiring entity if the Named Executive Officer's employment is terminated involuntarily, which includes a reduction in the responsibilities of the Named Executive Officer, at any time within 12 months after the merger or asset sale.

        Unless otherwise indicated, the exercise price per share of options granted represented the fair market value of the underlying shares of Triangle Common Stock on the dates the options were granted as determined by the Compensation Committee of the Board. Option holders may pay the exercise price in cash or in shares of Triangle Common Stock valued at fair market value on the exercise date or a combination of cash and shares or any other form of consideration approved by the Board or the Compensation Committee. The fair market value of shares of Triangle Common Stock is determined in accordance with provisions of the Plan based on the closing selling price of a share of Triangle Common Stock on the date in question on the Nasdaq National Market.

Individual Grants

Options/SAR Grants in Last Fiscal Year

	Individual Grants
						Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term
			Percent of Total Options/ SARs Granted To Employees In Fiscal Year (%)
	Number of Securities Underlying Options/SARs Granted
Name				Exercise or Base Price ($/Sh)	Expiration Date	0% ($)	5% ($)	10% ($)
Daniel G. Welch	—		—	—	—	—	—	—
Chris A. Rallis, J.D.	20,000(1)		1.4	2.55	8/12/11	0	32,074	81,281
	30,000(2)		2.1	3.60	12/16/11	0	67,921	172,124
Robert F. Amundsen, Jr.	20,000(1)		1.4	2.55	8/12/11	0	32,074	81,281
	25,000(2)		1.8	3.60	12/16/11	0	56,601	143,437
Anne F. McKay	20,000(1)		1.4	2.55	8/12/11	0	32,074	81,281
	10,000(2)		0.7	3.60	12/16/11	0	22,640	57,375
George R. Painter, III, Ph.D.	20,000(1)		1.4	2.55	8/12/11	0	32,074	81,281
	10,000(2)		0.7	3.60	12/16/11	0	22,640	57,375
Franck S. Rousseau, M.D.	20,000(1)		1.4	2.55	8/12/11	0	32,074	81,281
	50,000(2)		3.6	3.60	12/16/11	0	113,201	286,874
David W. Barry, M.D.	10,000(2	)(3)	0.7	3.60	12/16/11	0	22,640	57,375

(1)
Represents options granted on August 13, 2001 pursuant to the Discretionary Option Grant Program. Each option vests and becomes exercisable as follows: 50% after 12 months of service measured from the date of the option grant and 50% after 24 months of service measured from the date of the option grant. If applications for marketing approval in the United States or Europe are approved before August 13, 2003, the vesting of these options will be accelerated and the options will become fully exercisable.

(2)
Represents options granted on December 17, 2001 pursuant to the Discretionary Option Grant Program.

(3)
Upon the death of Dr. Barry on January 28, 2002, the vesting of these options was accelerated so that all of the options were fully vested as of January 28, 2002.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides information concerning option exercises during the year ended December 31, 2001 by the Named Executive Officers and Ms. Underwood and the value of unexercised options held by each of the Named Executive Officers as of December 31, 2001. No stock appreciation rights were exercised during the year ended December 31, 2001. Value of unexercised in-the-money options is defined as the fair market price of Common Stock at December 31, 2001 less the exercise price of the option. On December 31, 2001, the closing selling price of a share of Shares on the Nasdaq National Market was $4.01.

			Number of Unexercised Options at FY-End(#)		Value of Unexercised In-The-Money Options At December 31, 2001
Name	Shares Acquired On Exercise (#)	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel G. Welch	—	—	—	—	—	—
Chris A. Rallis, J.D.	—	—	150,699	125,771	$68,497	$41,500
Robert F. Amundsen, Jr.	—	—	37,917	117,083	0	$39,450
Anne F. McKay	—	—	108,847	82,796	0	$33,300
George R. Painter, III, Ph.D.	—	—	117,431	70,474	0	$33,300
Franck S. Rousseau, M.D.	—	—	171,252	111,391	0	$49,700
David W. Barry, M.D.	—	—	175,798	79,583	0	$4,100
Carolyn S. Underwood	111,035	$418,571	—	—	—	—

Employment Agreements

        Triangle entered into an employment agreement with Daniel G. Welch, its Chairman and Chief Executive Officer, as of August 5, 2002. The employment agreement continues unless terminated as provided in the agreement. Triangle employed Mr. Welch at a base salary of $425,000 per year, subject to increase by the Board, and paid Mr. Welch a $50,000 signing bonus. In addition, Mr. Welch was granted options to purchase 2,300,000 shares of Triangle Common Stock at an exercise price of $2.92 per share. These options were not granted under the Plan. Triangle also agreed to pay Mr. Welch's reasonable and customary relocation expenses up to $300,000. Mr. Welch is eligible for a bonus each year based on objectives agreed to by the Board and Mr. Welch. Triangle has also agreed to provide to Mr. Welch any other benefits that are provided to its other executive officers. Mr. Welch's employment is terminable by either Triangle or Mr. Welch. In the event Triangle terminates Mr. Welch's employment without "cause," as defined in the agreement, or Mr. Welch resigns for "good reason," as defined in the agreement, Triangle has agreed to continue to pay Mr. Welch's then-current base salary for a period of 18 months as well as a pro-rated annual bonus based on the number of days worked during the year assuming 100% achievement of targeted annual bonus. Mr. Welch has agreed that during the 12-month period following termination of employment he will not engage in any business activities related to the anti-viral segment of the pharmaceutical industry or any other major segment of the pharmaceutical industry in which Triangle is engaged or decided to become engaged during Mr. Welch's employment by Triangle. In addition, Mr. Welch agreed that for the two-year period following termination of his employment he would not solicit any person who had been employed by or engaged to perform services by Triangle within the previous 12 months.

        Triangle entered into an amended and restated employment agreement with Chris A. Rallis, its President and Chief Operating Officer, as of September 20, 2002. The employment agreement continues until December 31, 2002, unless terminated as provided in the agreement. Triangle employed

Mr. Rallis at a base salary of $323,604 per year and was required to pay Mr. Rallis a bonus of $113,261 by December 1, 2002. The agreement contains provisions that entitle Mr. Rallis to certain severance benefits upon termination of the agreement under various circumstances. Upon expiration of his agreement on December 31, 2002 or in the event Triangle terminates Mr. Rallis' employment without cause or Triangle elects not to renew his term, Triangle will continue to pay Mr. Rallis' then-current base salary and to pay for certain health insurance benefits, in each case, for a period of 18 months and to accelerate by 12 months the vesting of unvested stock and/or options, subject to Mr. Rallis' agreement during the 18-month period not to engage in the same or similar function area in any for-profit pharmaceutical business that competes with Triangle in the field of HIV/hepatitis B within North America. In the event that, following a change in control prior to December 31, 2002, Triangle terminates Mr. Rallis' employment without "cause," as defined in the agreement, the term of the agreement expires or the agreement is terminated by Mr. Rallis for "good reason," as defined in the agreement, Triangle has agreed to continue to pay Mr. Rallis' then-current base salary and to pay for certain health insurance benefits, in each case, for a period of two years and to accelerate totally the vesting of any unvested stock and/or options. In addition, Mr. Rallis agreed that for the term of his employment he would not solicit any employee or consultant of Triangle to leave the Company or to solicit the business of any of Triangle's clients or customers (other than on Triangle's behalf).

        Triangle has entered into employment agreements with each of its officers, including each Named Executive Officer (other than Mr. Welch and Mr. Rallis whose employment agreements are described above). These employment agreements automatically renew from year to year, unless otherwise terminated. Each officer is also eligible to participate in Triangle's retirement and welfare benefit plans. The officer's employment is terminable at will by either Triangle or the officer. In the event Triangle terminates the officer's employment without cause or Triangle elects not to renew the officer's term, Triangle has agreed to continue to pay the officer's then-current base salary and to pay for certain health insurance benefits, in each case, for a period of 18 months and to accelerate by twelve months the vesting of unvested stock and/or options, subject to the officer's agreement during the 18-month period not to engage in the same or similar function area in any for-profit pharmaceutical business that competes with Triangle in the field of HIV/hepatitis B within North America. In addition, in the event that, within 12 months following a change in control, Triangle terminates the officer's employment without cause, the officer resigns for good reason, or Triangle elects not to renew the officer's term, Triangle has agreed to continue to pay the officer's then-current base salary and to pay for certain health insurance benefits, in each case, for a period of two years and to accelerate totally the vesting of any unvested stock and/or options. In addition, each officer agreed that for the term of his/her employment he/she will not solicit any employee or consultant of Triangle to leave the Company or to solicit the business of any of Triangle's clients or customers (other than on Triangle's behalf).

        All of the options awarded to the Named Executive Officers, including Mr. Welch and Mr. Rallis, provide that the options will immediately vest in the event Triangle is acquired by a merger or asset sale, unless the options are assumed by the acquiring entity. The options also provide that the options will immediately vest even if the options are assumed by the acquiring entity if the Named Executive Officer's employment is terminated involuntarily, which includes a reduction in the responsibilities of the Named Executive Officer, at the time of or at any time within 12 to 18 months after the merger or asset sale.

Certain Relationships And Related Transactions

        Triangle has entered into employment agreements with each of the executive officers which provide for certain severance payments upon a change in control. See "Executive Compensation—Employment Agreements." In addition, the Compensation Committee has agreed that Triangle will pay in 2002 a portion of the severance payment that would otherwise be payable to Mr. Welch under his employment agreement in 2003 upon completion of the transactions contemplated by the Merger Agreement.

Mr. Welch has agreed that if the transactions contemplated by the Merger Agreement are not completed such payment will be deemed to be a pre-payment of the salary and bonus otherwise due to him in 2003 and that he will forgo receipt of any salary and bonus until such time as the amount forgone is equal to the amount of the pre-payment. Triangle's Compensation Committee will consider and determine whether the transactions contemplated by the Merger Agreement constitute a "change in control," as such term is defined in Mr. Rallis' employment agreement, that has occurred prior to December 31, 2002, and that would trigger the payment of certain severance arrangements to Mr. Rallis in addition to the severance he is owed upon termination of such agreement on December 31, 2002.

        Triangle has entered into a number of agreements with direct or indirect wholly-owned subsidiaries of Quintiles Transnational Corp. (collectively, "Quintiles"), under which Quintiles has rendered or agreed to render contract services for Triangle, including clinical monitoring, drug product formulation and packaging and central laboratory services. Dennis B. Gillings, Ph.D., a director of Triangle, is the Chairman and a significant stockholder of Quintiles Transnational Corp. Triangle incurred approximately $1,035,000 in development expenses for services rendered by Quintiles during 2001 and incurred approximately $370,000 in development expenses for services rendered by Quintiles during 2002 through September 30, 2002. In addition, QFinance, Inc., a wholly-owned subsidiary of Quintiles Transnational Corp., purchased 1,500,000 Shares at $6.00 per share in March 2001 and 2,275,000 Shares at $2.65 per share in October 2001 in two separate private placements with several other investors.

        In August 1999, Triangle completed a worldwide strategic alliance with Abbott Laboratories ("Abbott") relating to three antiviral compounds. The terms of the alliance provided for Triangle and Abbott to collaborate with respect to the clinical development, registration, distribution and marketing of various proprietary pharmaceutical products for the prevention and treatment of HIV and hepatitis B virus. During 2001, Triangle incurred approximately $5,014,000 for development services performed by Abbott, was reimbursed approximately $1,725,000 of marketing and development expenses by Abbott and recognized $5,795,000 of collaborative revenue in association with the strategic alliance with Abbott. In March 2001, Abbott exercised its rights under the terms of a stockholder rights agreement to purchase 1,300,000 Shares from Triangle at $6.00 per share in a private placement with several other investors. On July 30, 2002, Triangle terminated the alliance. In connection with the termination, Triangle reacquired all rights previously granted to Abbott for Triangle's compounds; will no longer be required to provide Abbott a right of first discussion on all future compounds developed; will have access to two unsecured lines of credit totaling $42,500,000, subject to certain terms and conditions; executed a new manufacturing and supply agreement whereby Abbott will manufacture Coviracil; will forego rights to all remaining milestone payments and its right to co-promote Abbott's HIV product; and granted a 1% royalty to Abbott on the first $200,000,000 of cumulative, worldwide Coviracil sales. In addition, this termination resulted in all but $2,000,000 of remaining deferred revenue being recognized in the third quarter 2002 results, resignation of Abbott's representative on the Board and termination of Abbott's right to purchase additional Shares. As of December 4, 2002, Triangle had not drawn-down on any portion of the unsecured lines of credit. Through September 30, 2002, Triangle incurred approximately $4,364,000 for development services performed by Abbott, was reimbursed approximately $556,000 of marketing and development expenses by Abbott and recognized $16,625,000 of collaborative revenue in association with the strategic alliance with Abbott.

        Jonathan S. Leff, a managing director of Warburg Pincus LLC, and Stewart J. Hen, a vice president of Warburg Pincus LLC, became members of the Board on August 24, 2001 in fulfillment of a provision of an agreement with Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus"), entitling Warburg Pincus to designate two representatives on the Board. In 2001, Warburg Pincus purchased an aggregate of 23,384,887 shares of Triangle Common Stock from Triangle at $2.65 per share in a two-stage private placement with several other investors.

        Dr. David W. Barry served on the Board of Directors of Dynavax Technologies Corporation, Dynavax, before his death, and Standish M. Fleming is a general partner of Forward Ventures which has a greater than 5% ownership in Dynavax. Triangle currently owns 400,000 shares of Dynavax Series T preferred stock, which represents less than 5% of Dynavax's outstanding shares of capital stock. In association with a strategic license and collaborative agreement, Triangle utilized Dynavax for assistance in conducting the initial clinical trial associated with Triangle's immunostimulatory pharmaceutical candidates and incurred approximately $2,063,000 of expenses during 2001 and approximately $938,000 through September 30, 2002 for these development services. Triangle terminated the strategic license and collaborative agreement with Dynavax by letter dated November 25, 2002.

        A spouse of one of Triangle's former executive vice presidents provided consulting services to Triangle during 2001 and through early October 2002. Triangle incurred approximately $73,000 of expenses for these services in 2001 and approximately $64,000 in expenses for these services through September 30, 2002.

        Triangle has a policy that all material transactions between it and any of its officers, directors, principal stockholders and other affiliates will be approved in accordance with the Delaware General Corporation Law (the "DGCL") by a majority of the Board, including a majority of the independent and disinterested members of the Board, and will be on terms no less favorable to Triangle than the company could obtain from unaffiliated third parties.

        The second restated certificate of incorporation eliminates, with a few exceptions, directors' personal liability to Triangle or its stockholders for monetary damages for breaches of fiduciary duties. The second restated certificate of incorporation does not, however, eliminate or limit the personal liability of a director for (i) any breach of the director's duty of loyalty to Triangle or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

        The restated bylaws provide that Triangle will indemnify its directors and executive officers to the fullest extent permitted under the DGCL, and may indemnify its other officers, employees and agents as provided in the DGCL. In addition, Triangle has entered into indemnification agreements with its directors and officers. The indemnification agreements contain provisions that require Triangle to indemnify directors and executive officers against liabilities, other than liabilities arising from intentional or knowing and culpable violations of law, that may arise by reason of their status or service as Triangle directors or executive officers or as directors or officers of other entities to which they provide service at Triangle's request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. Triangle believes that these provisions and agreements are necessary to attract and retain qualified directors and officers. Triangle has obtained an insurance policy covering directors and officers for claims that directors and officers may otherwise be required to pay or for which Triangle is required to indemnify them, with a few exclusions.

        As of the date of this Information Statement, there is no pending litigation or proceeding involving any of Triangle's directors, officers, employees or other agents as to which indemnification is being sought. Triangle is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Compensation Committee Interlocks And Insider Participation

        Triangle established the Compensation Committee in June 1996. Its members are Dr. Evnin, Mr. McFadden and Mr. Leff. Dr. Evnin is a general partner of Venrock Associates and Venrock Associates II, L.P., both of which purchased preferred stock from Triangle as part of several private placement transactions completed during the years ended December 31, 1995 and 1996. Mr. McFadden and several affiliated individuals and entities also purchased preferred stock from Triangle as part of these financings. Mr. Leff is a Managing Director of Warburg Pincus LLC, the manager of Warburg Pincus which purchased 23,384,887 Shares from Triangle during 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires Triangle's directors and executive officers, and persons who own more than 10% of a registered class of Triangle's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Triangle Common Stock and other equity securities of Triangle and to furnish Triangle with copies of all Section 16(a) forms they file.

        To Triangle's knowledge, based solely on a review of the copies of the reports furnished to Triangle and written representations that no other reports were required during the fiscal year ended December 31, 2001, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners for fiscal 2001 were complied with on a timely basis.

Report of The Compensation Committee

        The following Compensation Committee Report on Executive Compensation and Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C of the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general incorporation by reference of this Information Statement into any other document.

Compensation Committee Report On Executive Compensation

        The Compensation Committee offers this report regarding compensation for Triangle's executive officers and Chief Executive Officer.

General Compensation Policy

        Triangle's primary objective is to maximize the value of its shares over time. Accomplishing this objective requires Triangle to successfully develop and market safe and effective drugs, primarily for the treatment of viral diseases. The Compensation Committee, with this objective in mind, authorizes compensation packages for executive officers designed to retain and attract top quality management and to encourage them to contribute to the achievement of Triangle's business objectives. In addition, the Compensation Committee attempts to establish compensation packages that are comparable to the packages received by executives of similar companies and reasonable in light of Triangle's expenditures on its drug development programs.

        Triangle compensates its executive officers with a combination of salary and incentives designed to encourage efforts to achieve both its short-term and long-term goals. The compensation structure attempts to reward both individual contributions as well as Triangle's overall performance. Many traditional measures of corporate performance, such as earnings per share or sales growth, are less applicable to the performance of development stage pharmaceutical companies, like Triangle, than to mature pharmaceutical companies or companies in other industries. As a result, in making executive compensation decisions, the Compensation Committee evaluates other indications of performance, such as the progress of Triangle in achieving milestones in the development of its drug candidates, in obtaining rights to drug candidates and in raising the capital needed for its operations.

        The basic components of compensation packages for the executive officers include the following:

  •
  Base Salary

  •
  Annual Incentives

  •
  Long-term Incentives

  •
  Benefits

        Each officer's package contains a mix of these elements and is designed to provide a level of compensation competitive with the compensation paid to comparable officers of companies of similar size in similar industries. Based on various surveys of executive compensation within Triangle's industry, the Compensation Committee believes it achieved this level of aggregate executive compensation during 2001. Triangle favors a compensation structure that aligns the long-term interests of its executive officers with the interests of its stockholders, and as a result places more weight upon long-term incentives in the form of stock options than upon base salary and annual incentives.

        Base Salary and increases in base salary are determined by both individual and company performance and the salary levels in effect for companies of similar size in similar industries. During 2001, the Compensation Committee sought to set the base salaries of the officers of Triangle at a level around the 75th percentile of the range of salaries of officers in comparable companies. In addition, the Compensation Committee considered the following factors in setting the base salaries for executive officers during 2001:

  •
  Triangle's success in achieving milestones in the development of its drug candidates,

  •
  Triangle obtaining rights to drug candidates,

  •
  capital raised for operations,

  •
  any special expertise of a particular executive.

        During 2001, the base salaries for the Named Executive Officers, excluding Dr. Barry, increased by an average of approximately 15.7% over their annualized base salaries during 2000.

        Annual Incentives in the form of cash bonuses are awarded by the Compensation Committee based upon its evaluation of the performance of each executive officer and the achievement of company goals during the year. In 2001, no cash bonuses were paid.

        Long-Term Incentive compensation in the form of stock options is expected to be the largest element of total compensation over time. Grants of stock options are designed to align the long-term interests of each officer with the interests of stockholders and to provide long-term incentives for the individual officer to remain with Triangle. Stock options provide each officer with a significant incentive to manage Triangle from the perspective of an owner with an equity stake in the business. The size of the option grant to each officer is based on the officer's current position and expected future contributions to Triangle's business. Awards of stock options are designed to have an expected aggregate exercise value over time equal to a multiple of salary which will create a significant opportunity for stock ownership.

        During 2001, the Named Executive Officers, excluding Dr. Barry, were granted ten-year options to purchase an aggregate of 225,000 shares of Triangle Common Stock. Of the 225,000 option shares granted, 100,000 were granted in August 2001 at an exercise price of $2.55 per share and 125,000 were granted in December 2001 at an exercise price of $3.60 per share. The 100,000 option shares granted in August 2001 vest over a two-year period as long as the Named Executive Officer continues to be employed by Triangle. If applications for marketing approval in the United States or Europe are approved before August 13, 2003, the vesting of these options will be accelerated and the options will become fully exercisable. The 125,000 options vest over a four-year period as long as the Named Executive Officer continues to be employed by Triangle. The options were awarded by the Compensation Committee based on the milestones Triangle achieved during 2001. The Compensation Committee also considered the total percentage of outstanding shares beneficially owned by the Named Executive Officers as compared to the stock ownership of similar officers at comparable companies. The Compensation Committee believes that the option grants were at a level not exceeding the 50th percentile of the range of option grants to officers in comparable companies.

        Benefits offered to executive officers serve as a safety net of protection against the financial catastrophes that can result from illness, disability or death. Benefits offered to executive officers are substantially the same as those offered to all regular employees.

CEO Compensation

        Dr. Barry served as Triangle's Chief Executive Officer during 2001. Dr. Barry's 2001 base salary of $320,004 represented an increase of approximately 21% over his base salary during 2000. Dr. Barry did not receive a cash bonus in 2001. The amount of Dr. Barry's base salary and cash bonus were below the average for chief executive officers of comparable companies, reflecting the Compensation Committee's objective, particularly in the case of Dr. Barry, of placing more weight upon long-term incentives than upon base salary and annual incentives.

        During 2001, Dr. Barry received ten-year options to purchase 10,000 shares of Triangle Common Stock at an exercise price of $3.60 per share. These options became fully vested at the time of his death.

COMPENSATION COMMITTEE

Anthony B. Evnin, Ph.D.
George McFadden
Jonathan S. Leff

Performance Graph

        The following graph compares Triangle's total stockholder returns over the last five years to the Nasdaq CRSP Total Return Index (Nasdaq Broad Index) for the Nasdaq Stock Market (U.S. Companies) and the Nasdaq CRSP Pharmaceutical Index (Nasdaq Pharmaceutical Index). The total return assumes the investment of $100 on December 31, 1996 in each of the Shares, the Nasdaq Broad Index and the Nasdaq Pharmaceutical Index and the reinvestment of dividends, although dividends have not been declared on the Shares. The Nasdaq Pharmaceutical Index is made up of all companies with the standard industrial classification Code 283 (category description "Drugs"). The companies comprising the Nasdaq Pharmaceutical Index are available upon written request to Investor Relations at our executive offices. The stockholder return shown on the graph below is not necessarily indicative of future performance and Triangle will not make or endorse any predictions as to future stockholder returns.

	Cumulative Total Return
	December 31,
	1996	1997	1998	1999	2000	2001
Triangle Pharmaceuticals, Inc.	100	64	60	56	22	18
NASDAQ Stock Market-US	100	122	173	321	193	153
NASDAQ Pharmaceuticals	100	103	131	247	308	262

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of Shares as of December 3, 2002 (unless otherwise indicated), by:

  •
  each director,

  •
  the Chief Executive Officer and each of the Named Executive Officers,

  •
  all those known by Triangle to be beneficial owners of more than five percent of the Shares, and

  •
  all directors and executive officers as a group.

        Except as otherwise indicated:

  •
  the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws, where applicable, and

  •
  the address of each of the stockholders listed in this table is as follows: c/o Triangle Pharmaceuticals, Inc., 4 University Place, 4611 University Drive, Durham, North Carolina 27707.

        Beneficial ownership is calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act. On December 3, 2002, there were 76,904,133 Shares outstanding.

	Amount and Nature of Beneficial Ownership
	Common Stock
Name and Address of Beneficial Owner
	Number	Percent
Warburg Pincus Private Equity VIII, L.P.	23,384,887	30.4%
466 Lexington Avenue
New York, NY 10017
Abbott Laboratories(1)	7,953,244	10.3%
100 Abbott Park Road
Abbott Park, IL 60064-3500
Orbimed Advisors, Inc.(2)	4,712,500	6.1%
767 Third Avenue
30th Floor
New York, NY 10010
T. Rowe Price Associates, Inc.(3)	3,886,840	5.1%
100 East Pratt Street
Baltimore, MD 21202
Anthony B. Evnin, Ph.D.(4)	1,024,690	1.3%
30 Rockefeller Plaza
New York, NY 10112
Standish M. Fleming(5)	2,214,393	2.9%
9255 Towne Centre Drive
Suite 300
San Diego, CA 92121
Dennis B. Gillings, Ph.D.(6)	3,810,500	5.0%
4709 Creekstone Drive
Durham, NC 27703

Henry G. Grabowski, Ph.D.(7)	31,500	*
Duke University,
305 Social Sciences, Box 90097
Durham, NC 27708
Stewart J. Hen(8)	15,000	*
466 Lexington Avenue
New York, NY 10017
Jonathan S. Leff(9)	23,399,887	30.4%
466 Lexington Avenue
New York, NY 10017
George McFadden(10)	1,171,000	1.5%
745 Fifth Avenue
New York, NY 10151
Robert F. Amundsen, Jr.(11)	121,979	*
Anne F. McKay(12)	192,091	*
Chris A. Rallis, J.D.(13)	556,021	*
Franck S. Rousseau, M.D.(14)	269,877	*
Daniel G. Welch(15)	191,666	*
David W. Barry, M.D.(16)	1,525,861	2.0%
George R. Painter(17)	236,944	*
Carolyn Underwood(18)	30,200	*
801 Capitola Drive
Durham, NC 27713
All directors and executive officers as a group(19) (17 persons)(4)-(19)	35,114,299	44.6%

*
Less than 1%.

(1)
Includes 15,000 shares of Triangle Common Stock issuable upon the exercise of options beneficially owned by James L. Tyree. Mr. Tyree, a former director of Triangle, is a Vice President of Abbott Laboratories.

(2)
Based on a Schedule 13-F filed for the period ended September 30, 2002, these securities include Shares held by the following entities that are advised by Orbimed Advisors, Inc.: (i) Caduceus Capital II, L.P., (ii) PW Eucalyptus Fund, L.L.C., (iii) PW Eucalyptus Fund, Ltd., and (iv) Winchester Global Trust Company Limited as Trustee for Caduceus Capital Trust. On December 6, 2002, Orbimed Advisors, Inc. filed a Schedule 13G/A reporting that as of December 4, 2002, the reporting persons had sold all of the Shares previously held by such reporting persons.

(3)
Based on a Schedule 13-F filed for the period ended September 30, 2002, these securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc., Price Associates, serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4)
Includes 8,667 shares of Triangle Common Stock issuable upon the exercise of options. Also includes 646,472 shares of Triangle Common Stock beneficially owned by Venrock Associates and 324,797 shares owned by Venrock Associates II, L.P. Dr. Evnin is a general partner of Venrock Associates and Venrock Associates II, L.P. and consequently shares voting and investment power with respect to all these shares. Dr. Evnin disclaims beneficial ownership of these shares other than to the extent of his individual partnership interest.

(5)
Includes 14,834 shares of Triangle Common Stock issuable upon the exercise of options. Also includes a total of 2,093,477 shares of Triangle Common Stock beneficially owned by each of the following persons in the amounts indicated: (i) 1,229,130 shares owned by Forward Ventures IV, L.P., (ii) 520,000 shares owned by Forward Ventures II, L.P., (iii) 233,663 shares owned by Forward Ventures III, L.P., (iv) 104,200 shares owned by Forward Ventures IV B, L.P., (v) 4,122 shares owned by Forward II Associates, L.P., and (vi) 2,362 shares owned by two family trusts. Mr. Fleming is a general partner of Forward II Associates, L.P., which is the general partner of Forward Ventures II, L.P., and a managing member of Forward III Associates, L.L.C., which is the general partner of Forward Ventures III, L.P., and a managing member of Forward IV Associates, L.L.C., which is the general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P., and consequently shares voting and investment power with respect to all these shares. Mr. Fleming disclaims beneficial ownership of these shares other than to the extent of his individual partnership and member interests.

(6)
Includes 15,500 shares of Triangle Common Stock issuable upon the exercise of options and 3,775,000 shares of Triangle Common Stock beneficially owned by QFinance, Inc., a subsidiary of Quintiles Transnational Corp. Dr. Gillings is Chairman and a significant stockholder of Quintiles Transnational Corp. Dr. Gillings disclaims beneficial ownership of shares beneficially owned by QFinance, Inc.

(7)
Includes 15,500 shares of Triangle Common Stock issuable upon the exercise of options and 16,000 shares of Triangle Common Stock held in a pension fund.

(8)
Includes 15,000 shares of Triangle Common Stock issuable upon the exercise of options.

(9)
Includes 15,000 shares of Triangle Common Stock issuable upon the exercise of options and 23,384,887 shares of Triangle Common Stock beneficially owned by Warburg Pincus. Warburg Pincus & Co. is the sole general partner of Warburg Pincus Private Equity VIII, L.P. which is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of Warburg Pincus & Co. and the managing member of Warburg Pincus LLC and may be deemed to control both entities. Mr. Leff, a director of Triangle, is a Managing Director of Warburg Pincus LLC, the manager of Warburg Pincus, and disclaims beneficial ownership of the shares beneficially owned by Warburg Pincus.

(10)
Includes 8,000 shares of Triangle Common Stock issuable upon the exercise of options. Also includes a total of 885,000 shares of Triangle Common Stock beneficially owned by each of the following persons in the amounts indicated: (i) 515,000 shares owned by a family trust under the will of Alexander B. McFadden, (ii) 210,000 shares owned by three family trusts for the benefit of Mr. McFadden's children, (iii) 85,000 shares owned by Mr. McFadden's wife, and (iv) 75,000 shares owned by a former family member as custodian for one of Mr. McFadden's children. Mr. McFadden exercises shared voting and investment power with respect to all such shares. Mr. McFadden disclaims beneficial ownership of these shares other than to the extent of his pecuniary interest in the shares beneficially owned by the family trust under the will of Alexander B. McFadden.

(11)
Includes 121,979 shares of Triangle Common Stock issuable upon the exercise of options.

(12)
Includes 187,725 shares of Triangle Common Stock issuable upon the exercise of options.

(13)
Includes 349,856 shares of Triangle Common Stock issuable upon the exercise of options. Also includes 500 shares held separately by Mr. Rallis' wife, 1,500 shares held by Mr. Rallis' wife as custodian for their children under the Uniform Gift to Minors Act and 15,800 shares held by The Rallis Richner Foundation, Inc., a charitable North Carolina corporation of which Mr. Rallis serves as President. Mr. Rallis disclaims beneficial ownership of the shares beneficially owned by The Rallis Richner Foundation, Inc.

(14)
Includes 265,562 shares of Triangle Common Stock issuable upon the exercise of options.

(15)
Includes 191,666 shares of Triangle Common Stock issuable upon the exercise of options.

(16)
Numbers are current as of January 31, 2002, based on Triangle's internal records. Triangle is not aware of any changes in beneficial ownership since that date. Includes 255,381 shares of Triangle Common Stock issuable upon the exercise of options, 500,000 shares of Triangle Common Stock held by Barry Asset Partners, L.P., a Georgia limited partnership of which Dr. Barry served as a general and limited partner, and 70,480 shares of Triangle Common Stock held by the Barry Charitable Foundation, Inc., a charitable North Carolina corporation of which Dr. Barry served as President. Dr. Barry died unexpectedly on January 28, 2002. Under the terms of his employment agreement, all of his outstanding options automatically became fully exercisable as of the date of his death.

(17)
Includes 148,130 shares of Triangle Common Stock issuable upon the exercise of options. Also includes 8,500 shares held separately by Dr. Painter's wife. Dr. Painter resigned as an officer of Triangle effective September 1, 2002.

(18)
Numbers are current as of January 31, 2002 based on Triangle's internal records. Ms. Underwood no longer serves as an executive officer at Triangle and Triangle is not aware of any changes in beneficial ownership since that date.

(19)
Includes 1,906,961 shares of Triangle Common Stock issuable upon the exercise of options.

SCHEDULE II

December 3, 2002

Board of Directors
Triangle Pharmaceuticals, Inc.
4611 University Drive
Durham, North Carolina 27707

Members of the Board of Directors:

        You have requested our opinion as to the fairness from a financial point of view to the stockholders of Triangle Pharmaceuticals, Inc. (the "Company"), other than the Purchaser (as defined below), its subsidiaries and Acquisition Sub (as defined below), of the consideration proposed to be received by such stockholders in connection with the proposed tender offer and subsequent merger of the Company with a wholly owned subsidiary of Gilead Sciences, Inc. (the "Purchaser"). Pursuant to the terms of the proposed Agreement and Plan of Merger, to be dated as of December 3, 2002 (the "Agreement), to be entered into by and among the Company, the Purchaser and Simbolo Acquisition Sub, Inc. ("Acquisition Sub"), (i) Acquisition Sub will commence a tender offer for any and all of the outstanding shares of Common Stock, par value $0.001 per share, of the Company (the "Company Common Stock") for $6.00 per share in cash, other than shares held in treasury or held by the Purchaser, its subsidiaries or Acquisition Sub (the "Offer") and (ii) after acquiring the shares in accordance with the Offer, Acquisition Sub will merge with and into the Company (the "Merger" and together with the Offer, the "Transaction"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Purchaser and the stockholders or the Company will receive for each issued and outstanding share of Company Common Stock held by them, other than shares held in treasury or held by the Purchaser, its subsidiaries or Acquisition Sub, or as to which appraisal rights have been perfected, cash consideration of $6.00 per share. The terms and conditions of the Transaction are more fully set out in the Agreement.

        For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  (ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  (iii)
  analyzed certain financial forecasts prepared by the management of the Company;

  (iv)
  discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

  (v)
  reviewed the reported prices and trading activity for the Company Common Stock;

  (vi)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies we deemed relevant;

  (vii)
  participated in discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

  (viii)
  reviewed the December 2, 2002 draft of the Agreement (the "Draft Agreement") and the documents referred to therein; and

  (ix)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have assumed that the final executed Agreement will be identical in all material respects to the Draft Agreement reviewed by us, and that the Transaction will be consummated as provided in the Draft Agreement, with full satisfaction of all covenants and conditions set forth in the Draft Agreement and without any waivers thereof.

        We have acted as sole financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a fee which is contingent upon the consummation of the Transaction. Banc of America Securities LLC or its affiliates have provided and may in the future provide financial advisory and financing services for the Company and the Purchaser and have received or will receive fees for the rendering of these services. A Managing Director of our firm owns 1,000 shares of the Company Common Stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and the Purchaser for our or our affiliates own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

        It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Transaction with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, we express no opinion or recommendation as to whether the stockholders of the Company should accept the Offer.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be received by the Company's stockholders, other than the Purchaser, its subsidiaries and Acquisition Sub, in the proposed Transaction is fair from a financial point of view to the Company's stockholders, other than the Purchaser, its subsidiaries and Acquisition Sub.

                      Very truly yours,
                      /s/ Banc of America Securities LLC
                      BANC OF AMERICA SECURITIES LLC

II-2

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SIGNATURE
SCHEDULE I
SUMMARY COMPENSATION TABLE
Options/SAR Grants in Last Fiscal Year
General Compensation Policy
CEO Compensation
COMPENSATION COMMITTEE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SCHEDULE II